

10010555

ORIGINAL SIGNATURE COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /A

AMENDMENT NO. 3


Received SEC
DEC 21 2010
Washington, DC 20549

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Norvanco Inc.
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

2255 Tamarisk Drive, Palm Springs, California 92262, TEL: (760) 409-7914
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

2255 Tamarisk Drive, Palm Springs, California 92262, TEL: (760) 409-7914
(Name, address, including zip code, and telephone number, including area code, of agent for service)

79290000	AU 80-0015705
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

0004680-12::2010

PART I – NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) The Issuer's Directors

Gordon W. Thompson, President & Director

Home Address:
305-111 West Windsor Road
North Vancouver, BC V7N 2M9
Canada

Business Address:
2255 Tamarisk Drive
Palm Springs, California 92262

David O. Hill, Chief Financial Officer, Secretary & Director

Home Address:
#9 – 1925 Indian River Cres.
North Vancouver, BC V7G 2P7
Canada

Business Address:
2255 Tamarisk Drive
Palm Springs, California 92262

Dirk Gombos – Director

Home Address:
1633 Yew Street, Suite 101
Vancouver, BC V6K 3E6
Canada

Business Address:
2255 Tamarisk Drive
Palm Springs, California 92262

(b) The Issuer's Officers

Gordon W. Thompson, President & Director

Home Address:
305-111 West Windsor Road
North Vancouver, BC V7N 2M9
Canada

Business Address:
2255 Tamarisk Road
Palm Springs, California 92262

David O. Hill, Chief Financial Officer, Secretary & Director

Home Address:
#9 – 1925 Indian River Cres.
North Vancouver, BC V7G 2P7
Canada

Business Address:
2255 Tamarisk Drive
Palm Springs, California 92262

Dirk Z. Gombos – Director

Home Address:
1633 Yew Street, Suite 101
Vancouver, BC V6K 3E6
Canada

Business Address:
2255 Tamarisk Drive
Palm Springs, California 92262

(c) The Issuer's General Partners

Not Applicable.

(d) Record Owners of 5 percent or more of any class of the Issuer's equity securities (as of December 16, 2010)

Name of Stockholder	Number of Shares Owned	Percentage
Gordon W. Thompson	3,729,680	26.38%

Home Address:
305-111 West Windsor Road
North Vancouver, BC V7N 2M9
Canada

Business Address:
2255 Tamarisk Drive
Palm Springs, California 92262

Name of Stockholder	Number of Shares Owned	Percentage
David O. Hill[1]	3,917,667	27.71%

Homes Address:
3131 Capilano Crescent
North Vancouver, BC V7P 3G9
Canada

Business Address:
2255 Tamarisk Drive
Palm Springs, California 92262

Name of Stockholder	Number of Shares Owned	Percentage
Joshua Davis	1,800,000	12.73%

Home Address:
788 Hamilton Street, Rm 2009
Vancouver, BC V0N 3A6
Canada

Business Address:
788 Hamilton Street, Rm 2009
Vancouver, BC V0N 3A6

Name of Stockholder	Number of Shares Owned	Percentage
Reginald Davis	1,200,000	8.49%

Home Address:
3306 Laurel Street
Vancouver, BC V5Z 3V1
Canada

Business Address:
3306 Laurel Street
Vancouver, BC V5Z 3V1

[1] Elizabeth P. Samis-Hill holds 200,000 shares and she is the wife of David O. Hill. Her 200,000 shares have been included in the total amount of shares held by David O. Hill.

(e) Beneficial owners of 5 percent or more of any class of the Issuer's equity securities (as of December 16, 2010)

Name of Stockholder	**Number of Shares Owned**	**Percentage**
Gordon W. Thompson	3,729,680	26.38%
Home Address: 305-111 West Windsor Road North Vancouver, BC V7N 2M9 Canada		Business Address: 2255 Tamarisk Drive Palm Springs, California 92262
David O. Hill[2]	3,917,667	27.71%
Homes Address: No. 9-1925 Indian River Crescent North Vancouver, BC V7G 2P7 Canada		Business Address: 2255 Tamarisk Drive Palm Springs, California 92262
Joshua Davis	1,800,000	12.73%
Home Address: 788 Hamilton Street, Rm 2009 Vancouver, BC V0N 3A6 Canada		Business Address: 788 Hamilton Street, Rm 2009 Vancouver, BC V0N 3A6
Reginald Davis	1,200,000	8.49%
Home Address: 3306 Laurel Street Vancouver, BC V5Z 3V1 Canada		Business Address: 3306 Laurel Street Vancouver, BC V5Z 3V1

---

[2] Elizabeth P. Samis-Hill holds 200,000 shares and she is the wife of David O. Hill. Her 200,000 shares have been included in the total amount of shares held by David O. Hill.

(f) Promoters of the Issuer

Gordon W. Thompson, President & Director

Home Address:
305-111 West Windsor Road
North Vancouver, BC V7N 2M9
Canada

Business Address:
2255 Tamarisk Drive
Palm Springs, California 92262

David O. Hill, Chief Financial Officer, Secretary & Director

Home Address:
No. 9-1925 Indian River Crescent
North Vancouver, BC V7G 2P7
Canada

Business Address:
2255 Tamarisk Drive
Palm Springs, California 92262

Dirk Z. Gombos – Director

Home Address:
1633 Yew Street, Suite 101
Vancouver, BC V6K 3E6
Canada

Business Address:
2255 Tamarisk Drive
Palm Springs, California 92262

(g) Affiliates of the Issuer

Not Applicable.

(h) Counsel to the Issuer with respect to the proposed Offering

Law Offices of William M. Aul
7676 Hazard Center Drive, Suite 500
San Diego, California 92108

(i) Each underwriter with respect to the proposed Offering

Not Applicable.

(j) The underwriter's directors

Not Applicable.

(k) The underwriter's officers

Not Applicable.

(l) The underwriter's general partners

Not Applicable.

(m) Counsel to the underwriter

Not Applicable.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the Issuer.

Not Applicable.

The Issuer has not had a net income from operations of the character in which the Issuer intends to engage for at least one of its two fiscal years.

Yes.

ITEM 4. Jurisdictions in which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers, or salespersons.

None.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers, or salespersons and state the method by which such securities are to be offered.

Jurisdiction: California

Method: The securities will be offered solely by the Company's Directors and officers who will not earn or be paid any compensation in connection with the offering and sale of the securities in this Offering. The names of the Directors and officers who will offer and sell the Company's common stock are the following: Gordon W. Thompson, David O. Hill, and Dirk Z. Gombos. In that respect, and pursuant to state securities laws, the Offering can only be conducted in such states as allow Officers and directors who are not licensed and registered as brokers, or broker dealers to claim the "issuer exemption" to conduct this Offering. California is currently one such jurisdiction.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the Issuer or any of its predecessor or affiliated Issuers within one year prior to the filing of this Form 1-A, state:

FIRST SALE, DURING MARCH AND APRIL OF 2008

(1) the name of such Issuer;

Norvanco Inc.

(2) the title and amount of securities issued;

During April and May, 2008, the Issuer sold 3,000,000 shares of its Common Stock at $0.0833 per share with gross proceeds of $250,000 and net proceeds (after $25,000 offering costs) of $225,000.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

All of the 3,000,000 shares of the Issuer's Common Stock that were issued at an aggregate price of $250,000. The shares were issued in exchange for the Issuer's receipt of cash from each of the investors.

(4) the names and identities of the persons to whom the securities were issued;

Joshua Davis	1,800,000
Reginald Davis	1,200,000

SECOND SALE, DURING SEPTEMBER OF 2008

(1) the name of such Issuer;

Norvanco Inc.

(2) the title and amount of securities issued;

During September of 2008, the Issuer sold 86,061 shares of its Common Stock at $0.25 per share with gross proceeds of $21,515.25 and net proceeds of $21,515.25. These shares were issued in exchange for the Issuer's receipt of cash from the investor.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

74,836 shares, Mr. Dirk Z. Gombos #101-1633 Yew Street Vancouver, BC V6K 3E6	Proceeds of $18,709 (or $0.25 per share)
11,225 Shares Dylan Hanna P.O. Box 383 SS3 Gibsons Way Sunshine Coast, BC V0N 1V0	Proceeds of $2,806.25 (or $0.25 per share)

(Since the shares were purchased with Canadian dollars, it was necessary to convert to US dollars with which to purchase the shares. The conversion was done using the rate of 1.0690 per US Dollar.)

(4) the names and identities of the persons to whom the securities were issued are:

On June 10, 2009, the Company's Board of Directors issued a promissory Note to David O. Hill, the Company's Chief Financial Officer, Secretary, & Director in the amount of $25,000. The Note carries an 8% interest rate (simple interest) and matures on June 10, 2010. This Note was paid in full.

On January 20, 2009, the Company issued 11,225 shares of the Issuer's common stock to Mr. Dylan Hanna in exchange for the Issuer's receipt of $2,806.36 in cash.

SALE OF SECURITIES DURING 2010 THROUGH DECEMBER 15, 2010

None.

(b) As to any unregistered securities of the Issuer or any of its predecessors or affiliated Issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter, or principal security holder of the Issuer of such securities, or was an underwriter of any securities of such Issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not Applicable.

(c) Indicate the Section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The Issuer relied upon the exemption provided by Regulation of the Securities Act of 1933. The offering and sale of the shares (described above) was undertaken in reliance upon the exemption provided by Regulation S of the Securities Act of 1933. Each investor executed a Subscription Agreement confirming their eligibility to purchase the Issuer's Common Stock and their eligibility under Regulation S of the Securities Act of 1933. All stock certificates were issued with a restricted securities legend in accordance with the Securities Act of 1933.

ITEM 6. Other Present or Proposed Offerings

State whether or not the Issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

If the Company is able to raise $100,000 from this Offering, the Company contemplates that it will, promptly after the close of this Offering and through the efforts of its existing officers and directors, undertake efforts to raise an additional $2,000,000 (net proceeds) (within six months from the close of this offering) on such terms as may be available and upon one or more claims of exemption to the registration requirements of Section 5 of the Securities Act of 1933.

In that respect, the Company has not had any discussions or negotiations with any persons regarding the plan to raise the additional $2,000,000 (net proceeds) that the Company seeks to raise and there can be no assurance that the Company will raise any of the $2,000,000 within six months after this Offering is completed or on terms that are reasonable in light of the Company's current circumstances.

If the Company is not able to raise the additional $2,000,000 within six months after the close of this Offering, The Company's officers intend to all appropriate actions to: (a) further minimize expenses and cash outlays to the lowest possible level; and (b) if circumstances allow, attempt to sustain the existence of the Company provided that negotiations are successful with the Company's then existing creditors. In any event, if the Company is not successful in these efforts, any person who acquires the Company's Common Stock in this offering will most certainly lose all of their investment.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the Issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

Not Applicable.

(2) To stabilize the market for any of the securities to be offered;

Not Applicable.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

Not Applicable.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the Issuer or any of its parents or subsidiaries or was connected with the Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable.

PART II -- OFFERING CIRCULAR
COVER PAGE

Norvanco Inc.
(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock, (par value $0.001)

Maximum number of securities offered: 1,000,000 shares of Common Stock.

Minimum number of securities offered: 0

Price per security: Each share is priced at $0.10 per share.

Total proceeds: If maximum sold: $100,000 If minimum sold: $0

Is a commissioned selling agent selling the securities in this offering? [__] Yes [X] No*

If yes, what percent is commission of price to public? _______%

* The Company has not engaged the services of any FINRA-registered broker-dealer but may do so in the future. In the event that the Company engages any FINRA-registered broker-dealer to assist it with the Offering, the Company will file an amendment with the Securities and Exchange Commission and in that event the Company anticipates that it will incur commissions of up 10% of the securities sold in the Offering. Currently the Company has not undertaken any discussions with any FINRA-registered broker-dealer and there can be no assurance that the Company will secure the services of any FINRA-registered broker-dealer to assist it with this Offering at any time in the future.

Is there other compensation to selling agent(s)? [__] Yes [X] No

Is there a finder's fee or similar payment to any person? [__] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until the minimum is obtained? [__] Yes [X] No (See Question No. 26)

Is this Offering limited to persons of a special group, such as employees of the Company or individuals?
[__] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [__] Yes [X] No (See Question No. 25)

INVESTMENTS IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY UPON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION. HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This Offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
California	____________	__________

TABLE OF CONTENTS

	Page
The Company	14
Risk Factors	14
Business and Properties	18
Offering Price Factors	37
Use of Proceeds	40
Capitalization	44
Description of Securities	45
Plan of Distribution	48
Dividends, Distributions and Redemptions	49
Officers and Key Personnel of the Company	50
Directors of the Company	53
Principal Stockholders	56
Management Relationships, Transactions and Remuneration	57
Litigation	59
Federal Tax Aspects	60
Miscellaneous Factors	60
Financial Statements	60
Management's Discussion and Analysis of Certain Relevant Factors	60
Signatures	63
Financial Statements	F-1

EXHIBITS

(See Exhibit Index)

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 137 pages.

THE COMPANY

1.

Exact corporate name:	Norvanco Inc.
State and date of incorporation:	Nevada, December 11, 2001
Street address of principal office	2255 Tamarisk Drive, Palm Springs, California, 92262
Company Telephone Number:	(760) 409-7914
Fiscal year:	December 31
Person(s) to contact at Company with respect to offering:	Gordon W. Thompson President & Director
Telephone Number (if different from above):	Same as above.

RISK FACTORS

List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this Offering in view of all facts and circumstances or which otherwise make the Offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) **Insolvency and Continued Losses and Limited Prior Operations**. The Company is insolvent. During the period from December 11, 2001 through June 30, 2010, the Company had aggregate operating losses of $1,380,259. While the Company believes that if the Company is successful in raising $100,000 from this Offering and if the Company can raise additional capital of an estimated $2,000,000 (net proceeds) on reasonable terms in light of the Company's current circumstances within six months after this Offering is completed, it will likely be able to undertake the steps set forth in the "Milestones and Events" table shown below which may allow the Company to implement its business plan. However, there can be no assurance that the Company will not incur additional losses in the future. Further, although the Company was incorporated on December 11, 2001, it has had only limited operations (with only limited steps to develop "The Ultimate Girlfriend" conceptual project as Company resources have allowed). While the Company's officers have undertaken efforts to develop and refine the Company's strategy and to complete exploratory discussions with potential vendors, suppliers, and others who may be able to assist the Company in implementing the business plan, these efforts have been limited and the Company's operations have been minimal.

(2) **Insolvent Financial Structure and Absence of Working Capital**. The Company is insolvent and the Company had, as of June 30, 2010, total current liabilities far in excess of its cash and the Company's financial liquidity has continued to deteriorate since June 30, 2010. The Company is insolvent in that the Company's Total Liabilities exceed the Company's Total Assets. Further, the Company has no source liquid working capital. An investor should be prepared to lose all of their investment.

(3) **<u>Dependency on this Offering and on Additional Financing</u>**. The Company is entirely dependent upon this Offering and the contemplated $2,000,000 (net proceeds) from the additional offering planned by the Company. Based on the current assessments of the Company's management, the contemplated $2,000,000 additional offering must be raised within six months after this Offering is completed. At the present time, the Company has not had any discussions or negotiations with any persons or entities regarding any interest that they may have in providing any additional capital to the Company. If the Company is not able to raise the estimated $2,000,000 (net proceeds) in additional capital within six months after this Offering and until such additional capital is received, the Company will not be able to implement its business plan and any person who purchases the Company's Common Stock in this Offering will lose all or substantially all of their investment. The term "net proceeds" as used herein, is after all offering costs which will likely include legal and accounting fees, filing fees in one or more jurisdictions wherein the offering will be undertaken together with any fees that may be paid to one or more FINRA-registered broker-dealers, if the services of any broker-dealer may be obtained.

(4) **<u>Use of Proceeds</u>**. The Company is insolvent and the Company does not have sufficient funds to meet its obligations to its creditors. In the event that the Company raises $100,000 from this Offering, the proceeds from this Offering will be used primarily to increase the Company's working capital. And in the event that the Company is not able to raise the $100,000 from this Offering and an estimated $2,000,000 (net proceeds) in additional capital within six months after this Offering, an investor will not recover any of their investment. As currently contemplated, the Company anticipates that it may be able to re-negotiate terms for the renewal and extension of obligations to its existing creditors, defer all previously earned remuneration that may be due officers, defer all outstanding rent payments, and any other amounts that may be due or claimed by any of the Company's officers, directors, shareholders, and affiliated so that, as deferred, such payments will be reduced and paid out of any funds received in the contemplated $2,000,000 additional offering. However, there can be no assurance that the Company will be successful in these efforts.

(5) **<u>Authorized But Unissued Preferred Stock and Common Stock.</u>** The Company's Articles of Incorporation give the Company's Board of Directors the right to issue up to 100,000,000 shares of the Company's Preferred Stock without requiring that it obtain the approval or consent of the Company's Common Stockholders. While no Preferred Stock is currently outstanding and the Company has no present plans to issue any Preferred Stock, this may change. Since Preferred Stock has a legal right to a priority or preference before the rights of the Common Stockholders, any purchaser of the Common Stock offered hereby may be subject to significant and permanent loss of their rights in the event that any of the Preferred Stock is later issued. In addition, the Company's Articles of Incorporation authorize the Company's Board of Directors the right to issue up to 100,000,000 shares of the Company's Common Stock; currently only 14,177,591 shares of the Company's Common Stock are outstanding but the Board of Directors has the right to issue an additional 85,822,409 shares of the Company's Common Stock without obtaining the approval or consent of the Company's Common Stockholders. As a result, the Company's Board of Directors have the ability to reduce the interests of any purchasers of the Company's Common Stock offered hereby so that investors will have little or no influence over the Company's affairs.

(6) **Lack of Public Market**. There is no existing public market for the Company's Common Stock. If this Offering is successful, the Company plans to prepare the Information Statement required by Rule 15c2-11 of the Securities Exchange Act of 1934 and secure sponsorship from a FINRA-registered broker-dealer and complete filings with PinkSheets.com that may allow it to gain tradability for its Common Stock on the Pink Sheets market, there can be no assurance that a public market will subsequently develop. In that event, an investor who purchases the Company's Common Stock offered hereby will not be able to re-sell the Common Stock acquired in this Offering.

(7) **Limited Part-Time Management**. The Company's current two officers. Mr. Thompson provides only part-time services to the Company. Mr. Hill is currently employed on a full-time basis by a non-competing business. While the Company's management believes that this arrangement has served to reduce the costs that the Company incurs for salaries and compensation, this strategy also has limited the Company's ability to manage the Company's affairs on a full-time basis. As a result, the Company's overall strategy and its ability to successfully implement any strategy in an ever-changing business environment is severely limited. For these and other reasons, the Company's business plans may be compromised.

(8) **Marketing and Product Uncertainties**. While the Company believes that it may be able to implement is plans, the Company's marketing and product plans may be changed in light of ever-changing market circumstances and ever-changing internet, television, and print media marketing channels and competitive cost structures as they exist at the time that the Company implements its plans.

(9) **Control**. The Company's present directors and officers own 54.09% of the outstanding Common Stock of the Company and hold the power to control the Company and even if this Offering is successful with the result that an additional 1,000,000 shares of the Company's Common Stock are sold, then the Company's current officers and directors will own approximately 54.09% of the Company's then outstanding Common Stock and any investor who purchases the Company's Common Stock in this Offering will not have any real ability to influence or control the Company's affairs.

(10) **Intense Competition**. The entertainment and contest business, which is currently includes televised productions of the "American Idol" television show and other contest-oriented programs marketed via television, the internet, and combined television-internet formats, is intense and there are many larger and well-established competitors that possess significantly greater creative, financial, marketing, and managerial resources than the Company currently has or will have at any time in the foreseeable future. For these reasons, the Company likely will face a significant competitive disadvantage from others who are able to draw upon these resources and thereby provide a superior product in the marketplace.

(11) **Reliance Upon Third Parties**. The Company intends to sub-contract the production, marketing, and distribution of its planned reality-based talent contests. While the Company intends to have direct hands-on management and oversight, the Company may encounter difficulties in controlling the quality of the work of third parties.

(12) **Absence of Barriers to Entry**. There are few, if any, significant barriers to entry in the entertainment and contest business. Others who possess creative talent and who have or develop existing relationships with vendors and media decision-makers frequently can offer competitive concepts within the entertainment and business programming market segment to directly compete with the Company's planned products. In particular, foreign producers and distributors are likely to enter the market. These competitors may enjoy substantially lower production costs. As a result, the Company faces severe competitive challenges over which the Company has no control and which may have significant adverse effect upon the Company's ability to achieve and maintain profitability and positive cash flow.

(13) **Insolvency, Illiquidity, Negative Equity and Substantial and Immediate Dilution**. The Company is insolvent, lacks liquidity, and it does not have sufficient funds to meet its existing obligations to its creditors. The Company's unaudited balance sheet as of June 30, 2010, indicates that the Company had, as of that date, Total Equity of ($13,574) (a negative number) and a negative book value per share with 14,177,591 shares of the Company's Common Stock outstanding as of that date. If this Offering is successful and the Company is able to sell all of the 1,000,000 shares of the Company's Common Stock offered hereby, each investor in this Offering will incur immediate and substantial dilution equal to approximately 99% of their investment (before including the effect of any transactions after June 30, 2010 and assuming that all of the 1,000,000 shares offered hereby are sold). As a result, each investor in this Offering should be prepared to accept the total loss of their investment.

(14) **Insolvency and No Assurance of Additional Financing**. The Company is insolvent, lacks liquidity, and lacks the funds necessary to pay its existing creditors. The Company has not had discussions or negotiations with any other sources of capital. While the Company's officers are acutely aware of the Company's need to raise an estimated $100,000 that it seeks in this Offering, there can be no assurance that the Company will raise the estimated additional capital of $2,000,000 (net proceeds) within six months from the close of this Offering or, if it does, that it can be raised on reasonable terms in light of the Company's current circumstances. If the Company is not able to raise the additional $2,000,000 (net proceeds) within six months of this Offering, the Company will not be able to implement its business plan. In that respect, an investor should be prepared to lose all of their investment.

(15) **Lack of Independent Research**. The Company's business plan has not been evaluated by any independent third party and the Company currently has no plans to obtain any third-party review or evaluation of its business strategy. All of the Company's plans and strategies have been formulated principally by Gordon W. Thompson and David O. Hill, both Directors of the Company.

(16) **Absence of Diversification**. The Company's plans do not include any significant diversification of its planned business or assets. All of the Company's limited resources will be devoted solely to the entertainment and contest business.

(17) **Changing Consumer Tastes and Preferences**. If the Company raises the $100,000 it seeks in this Offering and if the Company is able to market its planned products, the Company faces ever-changing consumer tastes and preferences. We cannot assure you that we will anticipate any changes in consumer tastes and preferences or that we can produce and market products that may appeal to a significant market segment that may allow us to generate and sustain sufficient revenues to allow us to achieve and sustain profitability and positive cash flow. In that event, we may incur substantial and protracted losses. As a result, an investor should be prepared to lose all or substantially all of their investment.

(18) **Unaudited Financial Statements**. The financial data presented as of and for the six months ending June 30, 2010 and for the years ending December 31, 2009 and December 31, 2008 are unaudited. There can be no assurance that an audit of our financial statements would not result in adverse changes to our financial condition as reported in these statements.

(19) **Use of Estimates**. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(20) **Foreign Currency Translation**. The accounts of the Company's foreign operations have been translated into United States dollars. Assets and liabilities of those operations are translated in U.S. dollars using exchange rates as of the balance sheet date; income and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are deferred in accumulated other comprehensive income (loss), a separate component of shareholder's equity.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular, potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

In general and as more specifically set forth below, the Company is currently a development stage company and its operations have been limited since inception by a lack of capital and as a result, the Company has devoted its limited resources to refining its business plan, developing relationships that may be helpful to the Company, and taking prudent steps to raise capital.

The Company proposes to develop and offer, as set forth below (in the paragraphs that follow) talent-based reality contests for distribution over the internet and television.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype is in existence. Indicate if completion of development of the product would require a material amount of resources of the Company and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy, or other items, describe.

In general and as more specifically set forth below, the Company intends to develop and offer talent-based reality contests produced through the use of independent contractors selected by the Company through the oversight of the Company's management. All of the contests that the Company intends to offer will be new. In this sense, these contests represent the "products" that the Company intends to offer and are currently in the conceptual stage and no prototype currently exists. As a result, we are not able to estimate with any accuracy the cost or the range of costs of any prototype at the time. The Company has no basis to believe that it will be dependent upon one or a limited number of suppliers for the talent needed to hold and promote the contests that it is planning to hold.

The timing at which the Company will commence the development and offering of the talent-based reality contests will depend upon the Company's ability to secure $100,000 from this Offering and estimated $2,000,000 (net proceeds) in additional capital within six months after this Offering is completed. To the extent that the Company encounters delays or difficulties in raising the estimated $2,000,000 (net proceeds) in additional capital, the Company will attempt to postpone or delay expenditures and delay the implementation of its business plan. In that event, the Company's financial condition will likely deteriorate further and this will likely reduce the ability of the Company to raise any additional capital or if it does, an investor in this Offering will lose all of their investment.

The Company intends to carry out its planned activities by using independent contractors and leased production facilities on an as-needed basis.

(c) **Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.**

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight *in assessing the Company's prospects.*

Industry Description. The "television-marketed contest" industry can be described as primarily dominated by the larger broadcast and cable television networks. They market and sell their "contest" products through heavily promoted marketing efforts primarily using television-based "commercials" and other media. While there are others that produce and market "contests" that are made for broadcast television and cable television, the most well-known "contests" are those developed using in-house development staff and related resources at these networks.

Absence of Clear Trends. There are no clear trends in the industry but it is clear that successful contest products (*i.e.*, those that achieve and maintain profitability) are those that appeal to a wide consumer segment where there is a possibility of obtaining and retaining a sufficient number of loyal viewers so as to allow the television broadcaster or cable operator to "sell" advertising at a high a price point. In that event, the television broadcaster or cable operator seeks to maximize its revenues (and thereby any profitability that it may achieve) from the sale of advertising "sold" in connection with the "contest product" during the time slot that the "contest product" is offered. A higher audience following (or a greater number of viewers) typically means that the operator can sell the associated advertising at a higher price.

The Company anticipates that it will likely compete in the "general entertainment segment" of the broadcast and cable television industry in that it believes that its "The Ultimate Girlfriend" contest product (and others that it may later produce and offer) will compete with other similar general entertainment contests and products offered in the broadcast and cable television marketplace.

Competition. Competition among those that market "general entertainment products" appears driven by two inter-related variables: quality and price. In that sense, the Company believes that there is significant pressure to enhance quality and, at the same time, to control costs. However, because industry disclosures as to costs and pricing are limited (they are typically "buried" as a part of their overall cost disclosures), the Company is not able estimate the costs that other existing marketers incur in producing and marketing the general entertainment products that they currently offer.

The Company may, if competitive circumstances require, initially market its "The Ultimate Girlfriend" product in select regional broadcast and cable television markets. In that event, the Company's revenues will likely be constrained by the size and socio-economic dimension of any such regional market. The amount of any such revenues in that instance can not be estimated. If such a regional strategy were required and then implemented, the Company will seek to add additional regional markets and explore if and how a national broadcast or cable television market for "The Ultimate Girlfriend" product might be later achieved.

The time frame and likely obstacles that the Company might face in that event are significant since the existing broadcast and cable television regional and national operators: (a) have significantly greater resources and experience in developing and imitating any product that the Company may offer; (b) possess almost unlimited access to production facilities, staffing, marketing, and other industry contacts that likely will allow them to offer a more polished and sophisticated "product" than the Company may be able to offer; (c) can "cross-sell" any product using a mix of comparatively lower-cost efforts to attract and retain a broad market segment; and (d) can undertake more sophisticated market research efforts to develop, enhance, and refine any proposed or existing product so that it will obtain a stronger share of market (of the viewers) and thereby have greater product longevity in the marketplace.

Principal Competitors. The principal competitors that the Company faces in the broadcast and cable television market are: (1) large, national, multi-billion dollar cable television networks; (2) regional cable television networks; (3) large national broadcast television networks; and (4) regional and local broadcast television networks. Each of these competitors has the ability and many have an interest in offering or current offer existing "general entertainment products" through their "in-house" programming development staffs and other similar resources. All of these competitors have almost unlimited financial, managerial, technical, production, and marketing resources compared to the Company and each will likely retain that important advantage in the future.

If the Company can effectively compete, it will likely be due to the Company's ability to create and offer a "general entertainment product" that: (a) attracts and retains a broad and loyal segment of the market; (b) possesses greater creative appeal than existing products offered by others; and (c) can be priced at or below the price at which existing competitors offer their products. Thus, in general, the Company believes that its products will need to strongly appeal to consumer tastes (within the general entertainment product segment), to show greater creative attributes, and to be priced attractively.

The following table also lists the competition facing the Company on a "source" and "basis" context only:

Source of Competition	Basis for Competition
3-D Television	Better quality participant
Other reality television show	Produced and owned by television networks
Other contest television show	Produced and owned by television networks

The Company's officers, generally anticipate, based on current market conditions, that the Company may be able sell its planned contests at a price range of $1,000,000 to $10,000,000 each. This estimate is based solely on the limited research undertaken by the Company's two part-time officers and does not reflect any broad based research study and there can be assurance that this limited estimate is approximately accurate or that a professional independent third party research firm would confirm the estimate made by the Company's two part-time officers.

The Company will likely face intense competition from other established purveyors of similar contests, including "American Idol" and others who have already achieved a significant following in the marketplace. In the case of reality television shows and contest television shows, these are owned by television networks.

The Company is insolvent and the Company had, as of June 30, 2010, total current liabilities far in excess of its cash and the Company's financial liquidity has continued to deteriorate since June 30, 2010. The Company is also a development-stage Company and is not generating and has never generated any revenues since the Company's inception. Currently, the only project that the Company is developing is "The Ultimate Girlfriend" (previously known by the name the Company originally gave it, "Natural Follies"). The Company has taken the following specific steps with respect to the development of "The Ultimate Girlfriend" project:

(1) Updated and refined the original concept for the contest in light of current market conditions.

(2) Completed an evaluation of alternative tentative location venues suitable for use by the contest.

(3) Identified and developed a relationship with a producer capable of serving the Company's needs in producing the planned contest.

(4) Developed a tentative budget to complete the production of the planned contest currently estimated at $1,000,000.

(5) On February 19, 2002, the Company acquired all of the rights, titles and interests in an entertainment project called "Natural Follies (working title #1) (which was the basis for the development of the planned "The Ultimate Girlfriend" product).

Except for the steps taken and listed above and the administrative actions of the Company's officers in raising a limited amount of capital to maintain the Company and its affairs, the Company has had only limited operations as stated in the Risk Factors.

If the Company can raise $100,000 from this Offering and obtain an estimated $2,000,000 (net proceeds) in additional financing within six months after this Offering is completed, the Company intends to create a variety of talent-based "Reality Contests" for distribution over the Internet and television with the first such contest to be "The Ultimate Girlfriend" as described above. As noted, the Company previously identified the contest under the name, "Natural Follies."

The Company has not determined what marketing strategies, if any, that it may use to market its planned products to broadcast or cable television stations, the internet, or DVDs. The Company plans to determine appropriate strategies after assessing market conditions after this Offering is completed and assuming that the Company has obtained an estimated $2,000,000 in net proceeds from the planned additional offering. The term "net proceeds" as used herein, is after all offering costs which will likely include legal and accounting fees, filing fees in one or more jurisdictions wherein the offering will be undertaken together with any fees that may be paid to one or more FINRA-registered broker-dealers, if the services of any broker-dealer may be obtained.

The primary and initial geographic area for the Company's planned reality-based talent contests will be the United States market, but the Company believes that through the internet, and via contracts with international broadcasters, the Company may market and sell its programs in other countries if circumstances and the Company's financial resources allow,

In the event that the Company is unable to secure an estimated $2,000,000 in net proceeds additional financing on a timely basis, the Company believes that it will delay or postpone implementation of its business plan as circumstances allow. In this respect, the Company is substantially dependent upon its ability to raise $100,000 in this Offering and raising an estimated $2,000,000 in net proceeds in additional capital within six months after this Offering is completed. If the Company is not able to raise the estimated $2,000,000 (net proceeds) in additional capital within six months after this Offering and until such additional capital is received, the Company will not be able to implement its business plan with the result that investors in this offering will lose all of their investment.

The Company has not determined how it will raise and obtain the estimated $2,000,000 in additional capital in net proceeds that it needs and it has not had any discussions or received any assurances that any such additional capital can be raised or if it can be raised, that is can be raised on a reasonable basis in light of the Company's current circumstances and the price at which the common stock is being offered in this Offering. If, and only as an example, the Company were to raise the estimated $2,000,000 from the sale of its common stock at $0.10 per share, this would result in the Company issuing 20,000,000 additional shares of its common stock which would result in significant, immediate, and likely permanent dilution to each investor who participates in this Offering. For these and other reasons, any person who acquires the Company's common stock in this Offering has no assurance that the Company will raise any capital from this Offering, or in any other offering, at any time in the future.

As currently planned and subject to the Company's receipt of the $100,000 from this Offering and an estimated $2,000,000 in net proceeds in additional financing within six months after this Offering is completed, the Company anticipates that it will have the necessary funds to implement its business plan. In that event, the Company anticipates that it will begin to undertake the development plans as set forth in the section entitled "Milestones or Events" set forth below.

In so doing, the Company anticipates that subject to these conditions, monthly and quarterly contest winners will progress as finalists in annual, high-profile, widely televised events. Participants will compete for meaningful cash and prizes and substantial, career-advancing media and industry exposure. The success for "Reality TV" programs on major networks has suggested to the Company that this form of programming may have broad mass-market appeal.

The Company, is a development-stage company that has not generated any revenues since the Company was formed. If the Company can raise $1,000,000 from this Offering and an estimated $2,000,000 in net proceeds in additional capital within six months after this Offering is completed, the Company anticipates that it may have a substantial opportunity to begin the pre-production steps for the production of the Company's planned initial event, "The Ultimate Girlfriend" and implement its business plan. The Company anticipates that if this contest can be produced and marketed to at least one broadcast television broadcaster, this may allow the Company to develop and market similar contests as "new product contests."

The Company assumes that if the Company can raise $100,000 from this Offering and subsequently gain tradability on the Pink Sheets Market, that it may be able to explore any interest that other sources of capital may have in providing the estimated $2,000,000 (net proceeds) in additional capital that the Company needs to implement its business plan. (See the "Events and Milestones" discussion.) The Company has not had any discussions with any sources of capital. The Company is not certain as to what sources of capital exist or whether there may be any interest by any third parties in providing any of the estimated additional $2,000,000 (net proceeds) in additional capital. As a result, the Company is not able to predict if the Company will obtain any of the estimated $2,000,000 (net proceeds) in additional capital, the form of the securities that the Company would need to issue any such source of additional capital or when any such additional capital can be obtained. For these and other reasons, the Company cannot be certain that even if it is successful in raising the $100,000 from this Offering that it will be able to implement its business plan.

With the recent growth and dynamic convergence of television and the Internet and if the Company raises $100,000 in this Offering and an estimated $2,000,000 (net proceeds) in additional capital on a timely basis, the Company seeks to create very high-quality, reality-format talent contests for Television, Cable and Pay-Per-View broadcast, as well as Internet distribution and retail sales and rentals of DVD's.

As currently planned and to the extent that the Company is able, the Company intends to promote all contests through electronic media and through trade publications such as *Variety*, *The Hollywood Reporter*, *L.A. Weekly* and other leading entertainment-related publications with domestic and international circulation. If possible, the Company further plans to use direct-mail and industry ad campaign focused towards talent and modeling agencies worldwide.

Management has drawn upon relationships that it has cultivated within the entertainment community to assemble each facet of the planned television production.

However, in accordance with industry standard practices, the Company has not entered into and no contracts can be signed for any of the following until actual production dates can be coordinated with a location venue. In that sense, the Company will likely be signing contracts and establishing a location venue on or about the same time. Similarly, the Company, consistent with standard practice, does not plan to secure and enter into any agreements with any talent until the Company is able to implement its business plan and production dates are coordinated and established. Nonetheless, the Company has, in preparation (and anticipation that it may obtain sufficient funds from this Offering and from its planned efforts to raise $2,000,000 (in net proceeds) within six months after this Offering is completed), taken the following steps:

(a) Celebrity talent has been tentatively selected to host the initial television broadcast.

(b) Extensive, detailed discussions regarding services and costs have been held with candidate site venues at several well-recognized and suitable Las Vegas hotels.

(c) Analysis of contest-specific merchandise and collectables, e.g., posters, hats, t-shirts, calendars, etc., has been completed. Sourcing and distribution have been identified.

(d) A functional, in-house understanding of leading-edge Internet Broadcast Technology along with video/DVD sales and distribution experience is available through existing Management and Directors.

With respect to the selection of talent and the execution of agreements and contracts to obtain necessary talent, contracts can only be signed when a specific date is established that is acceptable to the Venue, and the Talent, and the supporting Crew and Services.

The Ultimate Girlfriend is the only project that the Company is currently developing. Because it is a Pageant format it may allow the Company to do it again the next year, like all pageants. It also may allow the Company to utilize the same format outside the USA.

Other projects have been considered, but the Ultimate Girlfriend is the only project that meets our criteria.

A Preliminary Script has been drafted, but as normal in the industry, it will be revised several times before the actual shoot. As currently planned, the Company anticipates that production will be developed before it is distributed.

Cable: There are over 700 different digital cable TV channels; from business, specialty language to sports and movies and the Company seeks to qualify 10 to 15 select content compatible networks hungry for the type of programs they producing. By the term "qualify" the Company will look to identify and select only those networks that have expressed a strong interest in the Company's planned contests and appear willing to make and give commitments that may allow the Company to have a continuing relationship with the network.

The CIA website lists 2,218 (2006) Television Broadcast Stations.
Source :
https://www.cia.gov/library/publications/the-world-factbook/fields/2015.html?countryName=&countryCode=&regionCode=%C2%B5

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

To the extent that the Company is able, the Company intends to focus on developing entertainment content for direct DVD Disc and Internet sales to home computer users (estimated at 90,000,000 households), along with Video on Demand (estimated hotel servers, 70 million viewers) and specialty cable network distributors (15-20 qualified channels) who are looking for added unique entertainment feature for their numerous outlets and feeds.

Broadcast Television Segment. The Company has not yet developed any specific marketing strategy for marketing the Company's planned products to broadcast television stations. The Company believes that before it can develop a strategy to reach broadcast television stations it will need to undertake additional study and evaluations which may include discussions with one or more known television broadcast industry contacts known by Gordon Thompson and any other persons. In that sense, existing competition, existing products offered by others, and consumer tastes and trends will likely be examined in detail. The Company anticipates that its study and evaluations may require four to six weeks of effort by its management to complete.

Cable Television Segment. In the Cable segment, the Company has identified over 700 different digital cable TV channels; from business, specialty language to sports and movies. The Company is looking to qualify 10 to 15 select content compatible networks which may have an interest for the type of programs that the Company intends to offer. The term "compatible networks" as used in this paragraph, refers to networks that may have a long term interest in offering contests compatible with those that the Company intends to offer. At the present time, the Company has not identified any specific network or evaluated the compatibility of any such network and the Company intends to undertake these efforts if this offering is successful in raising the $100,000 sought and if the Company is able to raise the $2,000,000 in additional funds (net proceeds) from the additional offering that is planned. These efforts may require an estimated four to six weeks to complete.

Video on Demand Segment. In the Video on Demand segment, the Company believes that, to the extent that it is able, it will target cable customers.

Direct Cable/Satellite Feed Segment. In the Direct Cable/Satellite Feed to the Hotel Industry segment, the Company believes that this may be an emerging market for the Company's planned products. In this respect the Company has identified LodgeNet Interactive Corporation (NASDAQ: LNET) a leading provider of media and connectivity solutions designed to meet the unique needs of hospitality, health care and other guest-based businesses. LodgeNet currently serves 1.9 million hotel rooms representing 10,000 hotel properties worldwide and provides more than 225,000 hotel rooms with broadband solutions; Health care solutions deployed to leading facilities across the United States and it operates in the United States, Canada and Mexico, with presence in 20 countries outside North America through local licensees.

The Company has no relationship with LodgeNet and there can be no guarantee that any such relationship will be developed or, if it is developed, that it will result in a relationship that may allow the Company to market and sell its planned contests with or through LodgeNet at any time in the future. Further, if any such relationship were developed, there can be no assurance that it can be sustained for any period of time.

To the extent that the Company is able and ass market circumstances may later allow, the Company also intends to focus on these key market segments.

1. In-house Internet sales
2. Leasing Services - [distributors]
3. Infomercials
4. Re-marketers or Web Portal Sales

The Company believes that its lead project, "The Ultimate Girlfriend" Pageant Show may offer the Company a marketing opportunity. If that project can be developed and marketed successfully, the Company anticipates revenues may be derived from the VOD and DVD markets, which may offer cross-marketing potential.

If this project can be undertaken and if the Company has sufficient financial resources, the Company intends to utilize the internet with the goal of generating interest and anticipation for the runs on network and internet. In that event and if Network / Pay Per View promotion is utilized, the Company believes that the latter may serve to increase traffic at an internet website dedicated to that project.

As currently planned and if the Company is able to secure an estimated $2,000,000 (net proceeds) in additional capital within six months after this Offering is completed, the Pageant Show is to be formulated to appeal to the Hollywood myth of "instant stardom" and the wish of young "hopefuls," from around the world, wishing to get into the television and film industry.

Prizes are planned to include a chance to meet "real" agents and producers, studio makeovers, glamour shots for their portfolios and celebrity exposure and contact.
The finalists are to appear in a legitimate "made for TV" show, further enhancing their career credits and exposure, in many cases a stronger draw than the prizes themselves.

An agreement has been reached with a well-established independent Hollywood distributor, "All Channel Films Inc." to market and distribute the Company's planned first production. All Channel Films Inc. has been in the distribution business for over 20 years. In 1987 the company began distributing feature films, series, concerts, documentaries and media product, both domestically and in Canada, to video, cable, and broadcast television. Their client list currently includes:

- Hotels
- V.O.D.
- Syndication
- DVD

The Company plans to explore further discussions with "All Channel Films Inc." after this Offering is completed.

As an independent distributor of product, the Company believes that "All Channel Films Inc." is uniquely positioned to take best advantage of all the various outlets that television in the U.S. and Canada has to offer. They have been associated with many of the preeminent companies in cable, and through their extensive contacts may have the capacity and interest to tap these resources for the Company.

"All Channel Films Inc." works on a commission basis with no expenses. The Company needs only to supply product.

The Company believes that the growth in Cable TV, Video/DVD and V.O.D., "All Channel Films" may be able to assist the Company in marketing and distribution of its planned products.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 009/30/2010 (a recent date)	$0
As of 09/30/2009 (one year earlier)	$0

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

The Company has not sold any products during calendar years 2008 and 2009 and the Company has not had any sales of any products at any time during 2010. Further, there is no certain prospect that any sales revenues are or will be generated during the third quarter of 2010. As a result, there are no backlogs for any of these time periods.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Currently the Company has three employees, namely its officers and directors, Gordon W. Thompson, David O. Hill, and Dirk Z. Gombos.

If the Company can raise $100,000 from this Offering and an estimated additional $2,000,000 (net proceeds) in additional capital on a timely basis following this Offering, the Company may add one part-time clerical/administrative employee to assist the Company's management in coordinating the Company's planned operations. None of the Company's employees are subject to any collective bargaining agreements. The Company has no existing supplemental or incentive benefits with its existing employees and none are currently planned.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

(1) The Company subleases an office at 1641 Welch Street, North Vancouver, British Columbia V7P 3G9 at which it maintains administrative facilities at a cost of $200 per month. The office is approximately 1,000 square feet and the sublease expires on March 1, 2012.

(2) The Company subleases an office at 2255 Tamarisk Drive, Palm Springs, California 92262 under an oral agreement that the Company uses primarily for document storage and is approximately 200 square feet at a cost of $10 per month.

(3) If the Company raises $100,000 from this Offering and an estimated $2,000,000 (net proceeds) in additional capital within six months after this Offering, the Company will likely lease space for production of its planned products. The size of such production space, the length of any leases, and the costs incurred per month are not known but the Company anticipates that such space will likely range from $6,000 to $12,000 per month. The Company does not anticipate that it will purchase production facilities but will seek to lease appropriate facilities primarily for production purposes.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

(1) To the extent possible, the Company may seek trademark and copyright protection with respect to the products and projects that it seeks to market. The extent of the availability or enforceability of any such trademark and copyright protection is not currently known and the Company has not undertaken and likely will not undertake to obtain any evaluation of any such trademark and copyright protection rights in the near future.

(2) The Company will, as a matter of custom in the industry, require third parties to enter into confidentiality agreements, agreements with covenants-not-to-compete, and similar agreements, as needed to protect the Company's trade secrets, business plans, industry relationships and the like. However, such agreements are difficult and costly to enforce and the Company does not believe that it can rely upon such agreements to protect its planned business.

(3) The Company is not a party to any existing licensing agreements.

(4) The Company has not expended any sums for research and development during the last fiscal year and the Company has not expended any such sums during the current year.

To the extent that the Company's financial resources allow, the Company may engage the services of intellectual property legal counsel and to file for copyright protection both in the United States and internationally.

(i) **If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.**

The Company does not believe that its planned business will be subject to any material regulation.

(j) **State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.**

The Company does not have any subsidiaries.

The Company's plans as described in the Milestones or Events Table shown below, are dependent upon the achievement of the following milestones each of which assumes that the Company will raise all of the $100,000 from this Offering and, within six months after this Offering, raise $2,000,000 (net proceeds) in additional funds within six months after this Offering is completed. As a result, the Company will need to obtain $100,000 from this Offering and raise the $2,000,000 (net proceeds) in additional funds prior to the following milestones. Until the Company receives all or substantially all of such funds, if any, it cannot predict the exact timing of each and every Milestone or Event.

In accordance with industry standard practices, the Company has not entered into and no contracts can be signed actual production dates can be coordinated and established with any location venue as per the Milestone or Events Table (shown below). Similarly, the Company, consistent with standard practice, the Company does not plan to enter into any agreements with any talent until the Company has secured the required funds (as described above), and is able to implement its business plan and production dates are coordinated and established as circumstances allow as per the Milestones or Events Table (shown below).

The third column (below) that is labeled "Date or number of months after receipt of proceeds when should be accomplished" refers to after the receipt of the $100,000 from this Offering and upon receipt of the $2,000,000 from the contemplated additional offering.

Milestones or Events

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1)	Pre-production	Direct hands on management by Norvanco Inc. executives, use of timelines and production manual*	3 Months
	Exec. Producer Contract	Direct hands on management by Norvanco Inc. executives, use of timelines and production manual	3 Months
	Copyrights & Trademarks	Direct hands on management by Norvanco Inc. executives, use of timelines and production manual	3 Months
	Preliminary Casting, Hire Production Accountant & Production Manager, Director, Writers, Unit Mgr. Production Assistants, Secretary, determine Preliminary Locations	Direct hands on management by Norvanco Inc. executives, use of timelines and production manual	3 Months
(2)	Rehearsal	Direct oversight by Norvanco Inc. executives, use of professional producers and managers	Within 6 Months of funding

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
	Set up Temporary Production Office, Select Contestants & Talent, Arrange Technical Crew, Hire Line Producer, Secure Location, Move to Location	Direct oversight by Norvanco Inc. executives, use of professional producers and managers	Within 6 Months of funding
	Select and Acquire Prizes	Purchase of Prizes	Within 6 Months of funding
	Model Photo Shoot	Arrange & Complete Photos of Models	Within 6 Months of funding
(3)	Shoot Days, 3 Day Shoot	Direct oversight by Norvanco Inc. executives, use of professional producers and managers	Within 6 Months of funding
	Move to Location	Select and move to location	Within 6 months of funding
	Equipment Rental	Select and negotiate equipment and rental terms	Within 6 months of funding
(4)	Editing	______	______
	3D Animation (logo animation), Promotion Packages, Rent Independent Editing Studio, Post Editing	Develop 3D animation logo, develop promotional materials, enter into lease agreement fort studio, complete post editing	Within 9 months of funding
(5)	Marketing	An ongoing process. Web page will be done in advance. Marketing Dept. will be a Full Time Operation	Within 9 months of funding.

*Footnote: The Company believes that at that time, the Company's officers will become full time employees of the Company and undertake the steps and actions necessary to allow them to serve and provide hands on management to manage the events and milestones set forth in this table.

(See Footnotes below.)

Footnotes:

(1) The term, "preproduction" refers to the decision-making process and efforts needed to plan and schedule the planned production of a project. Foremost among these is scheduling and coordinating time and required facilities.

(2) The term "rehearsal" refers to rehearsing the planned production beginning with senior production review to actual and final rehearsal of the project.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

In summary and during the past five years, the Company's officers have focused their attention on refining and developing the Company's business plan, completing research on how to best implement the Company's business plan, and making contact with sources of talent, feasible production facilities, and otherwise identifying how the Company may be able to best implement its plans. The Company has no pending or anticipated mergers, acquisitions, spin-offs or recapitalizations.

However, on February 19, 2002, the Company acquired all of the rights, titles and interests in an entertainment project called "Natural Follies" (now known as "The Ultimate Girlfriend") ("the Project"). The Company has since selected the Project to be its lead project. The Company's management plans to meet with producers and concept development consultants during 2011.

4(a) **If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or must occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.**

First, the Company will need to obtain all or substantially all of the $100,000 that it seeks to obtain from this Offering and, within six months thereafter, to obtain approximately $2,000,000 from the contemplated additional offering that the Company plans to undertake after this offering.

If the Company is able to obtain these funds, then the chronological order of the events that must or should occur are those listed in the Milestones or Events Table (shown above).

4(b) **State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)**

To the extent that the Company incurs repeated or significant delays or is required to repeatedly postpone any one or more events or milestones, the Company's ability to obtain commitments from necessary third parties may be jeopardized with the consequence that the Company's costs, cash flow, and liquidity will likely be adversely impacted. Any delay likely will increase the Company's cost of producing one or more segments in any contest with the result that the Company's cash flow and profitability will be adversely impacted. The extent of any adverse impact will likely depend upon the timing of the delay in the context of the anticipated Milestone or Event.

Further, the Company currently anticipates that any delays that may occur will likely have the following general impacts:

Review of Impact of Delays to Milestones or Events

Impact of Pre-Production Delays (1). A short delay in the Pre-production Milestone of say, 3-5 days likely will not have a significant impact provided that arrangements and contracts allow for such a delay. A longer delay, say of more than one week would, however, likely have a greater impact upon the Company's costs, cash flow, and liquidity. The extent or magnitude of any such impact can not be estimated but will likely be determined by the circumstances that caused the delay.

Impact of Rehearsal Delays (2). Scheduling of rehearsals involves coordinating multiple personnel, the location, equipment, and many related arrangements. As a result, some minor delays are common and require that rehearsal schedules be changed and updated as circumstances require. Delays in the Rehearsal Milestone that may be relatively brief of say, 1-2 days will not likely have a significant impact provided that such delays are not repeated. A longer delay, say of a week or more, would however, likely will have a substantial adverse impact upon the Company's costs, cash flow, and liquidity.

Impact of Shoot Delays (3). Once rehearsals are completed, the Company will then confirm the final schedule for a "shoot" of the production. A "shoot" necessarily requires heavy scheduling of technical personnel, artistic personnel, and production staff to coordinate and produce the "shoot." This is an expensive undertaking in relative magnitude compared to pre-production and rehearsal. While some delays may be anticipated and scheduling may be adjusted to account for "shoot cost" overruns, any prolonged delays that occur in the Shoot Milestone will likely have a substantial adverse impact upon the Company's costs, cash flow, and liquidity.

Impact of Editing Delays (4). Delays in the Editing Milestone are relatively less common then delays that occur in other Milestones or Events. Typically these delays are no more than one to three days, at most, and while such delays adversely impact the Company's costs, cash flow, and liquidity, the magnitude of any such delay is small. Delays that extend beyond that period are relatively rare but in the event that a delay were to occur that lasted more than two calendar weeks or more, such a delay will likely have a substantial adverse impact upon the Company's costs, cash flow, and liquidity since the Company will be holding "inventory" (in the form of a produced and edited contest product) that is not generating any cash flow. The precise magnitude of any such adverse impact can not be estimated with any accuracy and likely will depend on the facts and circumstances of the project and the extent of any commitments that the Company has given, if any, to third parties.

Impact of Marketing Delays (5). Delays in the Marketing Milestone in any project will likely have a significant adverse effect upon the Company's costs, cash flow, and liquidity. In general and because marketing of any product (or project) is an ongoing process, the Company anticipates that, to the extent possible, it will be undertaking efforts to minimize these delays by obtaining commitments from more than one marketing channel so as to gain some ability to diversify its marketing efforts to more than one geographic area. However, in the event that a short delay in marketing of say, four to six weeks occurs, this will likely have a substantial adverse impact upon the Company's costs, cash flow, and liquidity since the Company will be holding "inventory" (in the form of a produced and edited contest product) that is not generating any cash flow. The precise magnitude of any such adverse impact can not be estimated with any accuracy and likely will depend on the facts and circumstances of the project and the extent of any commitments that the Company has given, if any, to third parties.

Overall Impact of Delays.

In general any delay in any one or more of the Milestones or Events will have an adverse impact on the Company's costs, cash flow, and liquidity.

In the event that the Company is not able to achieve one or more of the above events or milestones within the allotted time schedule, the Company anticipates that it may be able to delay or postpone one or all of the events or milestones that follow any prior event or milestone since the Company will be primarily dependent upon independent contractors for the production of its projects.

However, to the extent that the Company may incur cancellation fees, costs, and other expenditures that it cannot recover, the Company may incur losses as a result of being unable to recover these monies.

Further, to the extent that the Company incurs repeated or significant delays or is required to repeatedly postpone any one or more events or milestones, the Company's ability to obtain commitments from necessary third parties may be jeopardized with the consequence that the Company's costs and cash flow will likely be adversely impacted.

In all of these scenarios, the Company is not able to reasonably predict the extent of the costs or losses that the Company may incur or the extent to which such delays may have a lasting effect on the Company.

The Company believes that it will need to obtain: (1) an estimated $100,000 that it seeks in this Offering; and (2) the estimated additional capital of $2,000,000 (net proceeds) within six months from the close of this Offering if the Company is to implement its business plan that would allow it to undertake the "Milestones and Events" listed above.

Note that, the Company is aware that the Natural Follies project (now identified as "The Ultimate Girlfriend" project) has existed in a pre-development stage for over seven years. The delay that the Company incurred had nothing to do with production delays, but more with inaccurate advice that the Company received from prior legal counsel. The Company believes that the six month production timeframe is realistic under current circumstances.

Preproduction:

The Company does not anticipate delays in preproduction. This event or milestone primarily involves decision-making by the Company's officers. There are no consequences to any delay or postponement except that shooting will not commence until pre-production is complete. Preproduction requires extensive knowledge and expertise. All aspects of the production must be considered and coordinated. This includes scouting and selecting the ideal setting and suitability for the particular production. This includes selecting a location, selecting accommodation for talent and crew, and sufficient parking for portable dressing rooms, equipment trucks and catering. It also includes securing the availability of electric power and evaluating the logistics for talent and specialized staff, including hair, make-up, costumes and set decoration. The dates available for the location must be coordinated with the dates that are acceptable to the talent and the technical camera and sound crew, as well as the peripheral support staff. In this instance, all decisions are the responsibility of the executive producer. Preliminary casting requires the checking of availability of suitable contestants. Because the Company will be using unknown talent, the Company anticipates that it may be able to use talent agencies and/or the internet. The Company has identified possible hosts who would serve in a capacity of being the lead character in the talent contest. In all of these matters, the Company anticipates that it will need to re-evaluate these plans in light of the circumstances available at the time that the Company is prepared to implement its plans.

Location Shoot:

The Company anticipates that a location shoot requires a four day time frame. This time frame is critical. However, even with a four day time frame, the Company believes that with the reality format and the multi-camera shoot, it will have enough footage at the end of the four days. Any additional shots can be done in a studio.

Editing:

The Company anticipates that it likely will need at least two (2) different edits: one edit for broadcast and one edit for DVD. Editing the film does not require or pose significant technical or managerial challenges. Should a delay occur, the Company can assign editing responsibilities to others. Any delay, however, will delay the release of the film and the project will be delayed accordingly. To the extent that there is a delay, the Company's revenues from the release of the edit will be delayed.

Marketing:

The Company anticipates that marketing efforts will be on-going. Some marketing will be undertaken early in the pre-release stage while additional marketing will occur close to and immediately following the release of a project. In other cases, marketing is continuous and focuses on developing name recognition for a project "brand" and other related strategies. The Company plans to complete and operate a "web page" for each project in advance. The Company plans to coordinate and oversee marketing on a full time basis.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

What were net, after-tax earnings for the last fiscal year?

(If losses, show in parenthesis.)
Total ($187,506) ($0.01) loss per share

If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Not Applicable

7. **(a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.**

($13,574) ($0.00096 per share) (both are negative numbers)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The offering price of $0.10 per share was determined arbitrarily by the Company's officers without regard to the Company's balance sheet, book value, projected value, industry average or any other external measure or comparison with other companies in the industry. The variation between the existing book value per share and the offering price per share can not be explained other than the variation reflects the arbitrary determination of the Company's management.

7. **(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)**

The Company has not sold any securities during the last 12 months.

The Company sold 3,000,000 shares of its Common Stock during April and May, 2008 for cash at an offering price of $0.083 per share. The offering was made solely to two persons, each of whom had a pre-existing relationship with the Company's officers but without any family or other relationship to either of the Company's officers. The pre-existing relationship was established through prior business dealings during the two year period prior to the sale of the common stock.

During September of 2008, the Issuer sold 86,061 shares of its Common Stock. Since the shares were bought with Canadian dollars, it was necessary to convert to U.S. dollars. The conversion was done on August 15, 2008 at the rate of $1.0690 per U.S. dollar. Therefore, the converted amount was $18,709.33. The offering was made to two investors who rendered computer-related consulting services to the Company in exchange for the shares.

8. **(a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)**

If the maximum is sold: 6.61% (1,000,000 shares/15,177,591 shares). (This assumes that all of the 1,000,000 shares offered in this Offering are sold with the result that the Company will have 15,177,591 shares outstanding.)

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $1,517,759.10

These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: not applicable. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: not applicable.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

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USE OF PROCEEDS

9. (a) The following table sets forth the planned use of the proceeds from this offering:

PLANNED USE OF PROCEEDS (See footnotes below.)						
	If Maximum Sold		**If 50% Sold**		**If 25% Sold**	
Total Proceeds	100%	$100,000	50%	$50,000	50%	$25,000
Less: Offering Expenses						
Commissions & Finders' Fees Legal & Accounting	17.50%	$27,400	20%	$10,000	30%	$7,500
Copying & Advertising		$5,000	100.00%	$500	0.00%	$0
Other (Specify):						
Net Proceeds from Offering	82.50%	$67,600	79.00%	$38,500	70.00%	$17,500
Use of Net Proceeds						
Office Expenses	2.50%	$20,000	12.00%	$6,000	12.00%	$3,000
Payment of Salaries	8.75%	$25,000	7.00%	$3,500	14.00%	$3,500
Increase in Working Capital	71.25%	$22,600	60.00%	$30,000	44.00%	11,000
Total Use of Net Proceeds	82.50%	$67,600	79.00%	$39,500	70.00%	$17,500

Footnotes to Table:

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

There is no "Minimum Offering" and any funds received from the sale of the Company's Common Stock in this Offering, if any are received are intended to be used primarily to increase the Company's working capital.

In order of priority, the Proceeds from this Offering, if any are received, will be used as follows: (a) increase working capital; (b) for Office Expenses; (c) payment of salaries to non-officers staff to be hired. If less than $100,000 is raised from this Offering, the Company intends to limit its expenditures so as to conserve its cash to allow it to raise additional capital on such terms as may be then available and as market conditions may allow.

As currently contemplated, the Company anticipates that it may be able to re-negotiate terms for the renewal and extension of obligations to its existing creditors, defer all previously earned remuneration that may be due officers, defer all outstanding rent payments, and any other amounts that may be due or claimed by any of the Company's officers, directors, shareholders, and affiliated so that, as deferred, such payments will be reduced and paid out of any funds received in the contemplated $2,000,000 additional offering. However, there can be no assurance that the Company will be successful in these efforts.

If the Company is successful in raising the $100,000 from this Offering, the Company will be dependent upon the ability of its three Directors to raise the estimated additional $2,000,000 (net proceeds) that the Company seeks to raise within six months after this Offering is completed. At the present time, the Company has not had any discussions or negotiations with any persons or entities regarding any interest that they may have in providing any additional capital to the Company. If the Company is not able to raise the estimated $2,000,000 in additional capital within six months after this Offering and until such additional capital is received, the Company will not be able to implement its business plan and any person who purchases the Company's Common Stock in this Offering will likely lose all or substantially all of their investment.

Funding the Company Other Than from this Offering. The Company is entirely dependent upon this Offering and upon the contemplated $2,000,000 additional offering to fund the Company for the 12 months immediately following the close of the contemplated $2,000,000 additional offering. If the Company can not raise all or substantially all of the funds that it seeks in both of these offerings, the Company will not implement its business plan and the Company and its current officers and directors may, as disclosed elsewhere, take such actions as may be possible to reduce expenses and cash outlays and otherwise attempt to protect the interests of the Company.

Note: **After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.**

10. **(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.**

If the Company is successful in raising $100,000 from this Offering, then the Company the Company will be dependent upon the ability of its three Directors to raise the estimated additional $2,000,000 (net proceeds) that the Company seeks to raise within six months after this Offering is completed. At the present time, the Company has not had any discussions or negotiations with any persons or entities regarding any interest that they may have in providing any additional capital to the Company. If the Company is not able to raise the estimated $2,000,000 in additional capital within six months after this Offering and until such additional capital is received, the Company will not be able to implement its business plan. The Company has not received any commitment from any third party with respect providing the Company with any of the additional $2,000,000 that the Company needs. Further, the Company has not had any discussions or negotiations with any persons or entities who have expressed any interest in providing any additional funds to the Company and there can be no assurance that any of the $2,000,000 (net proceeds) in additional funds will be obtained by the Company (within six months after this Offering is completed) or whether the terms upon which they may be received will be reasonable in light of the Company's current financial circumstances.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Not Applicable.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

The proceeds from this Offering, if any, are to be used in accordance with the following priorities: (a) increase working capital; (b) for Office Expenses; and (c) payment of salaries to non-officers staff to be hired. If less than $100,000 is raised from this Offering, the Company intends to limit its expenditures so as to conserve its cash to allow it to raise additional capital on such terms as may be then available and as market conditions may allow.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not Applicable.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company had, as of December 31, 2009, an aggregate of $11,153 in Total Current Liabilities and the Company had, as of June 30, 2010, an aggregate of $17,854 in Total Current Liabilities. If the Company is successful in raising all the $100,000 from this offering, and if it also raises an estimated $2,000,000 in net proceeds from the additional offering, the Company does not anticipate that it will have any cash flow or liquidity problems for the twelve month period thereafter. If the Company is able to raise all or substantially all of the funds that it seeks in both this Offering and in the contemplated $2,000,000 offering, it will not be able to commence the actions listed in the "Events and Milestones" table shown herein. The Company is dependent upon this Offering and the contemplated $2,000,000 additional offering to meet its financial obligations and to implement its business plan.

However, if the Company is successful in raising the $100,000 from this offering, and the Company is not successful in raising the estimated $2,000,000 in the additional planned offering within six months from the close of this offering, the Company anticipates that it will have serious adverse cash flow and liquidity problems for the twelve month period after this offering. In that event, the Company currently plans to look to its officers and directors to provide it with minimal financing needed to sustain the existence of the Company and to explore any options that the Company may have which may serve to ensure the very existence of the Company. The Company's management is prepared to reduce the Company's expenses and cash outlays to a minimal level in support of this strategy. The Company believes that in that scenario it may be able to reduce the Company's expenses and cash outlays to approximately $30,000 annually. If funding of at least $30,000 cannot be obtained, the Company may cease operations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

If the Company raises the $100,000 that it seeks from this Offering, that will not satisfy the Company's financial needs for the next 12 months. It will be necessary for the Company to raise all or substantially all of the funds from the contemplated $2,000,000 additional offering to meet its cash needs as contemplated by the Company's business plan.

The Company has not identified any source that may be willing to provide the approximately $2,000,000 in net proceeds from the additional planned offering at this time. The Company has not had any negotiations or discussions with any persons relative to any interest that they may have in investing in the Company. In addition, the Company has not identified any persons who may be willing to provide any such additional funds and the Company is not certain how such funds can be raised. As a result, the Company is not able to predict whether it may obtain any of the $2,000,000 in net proceeds from the additional planned offering.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds there from:

	Amount Outstanding	
	As of: 06/30/2010	**As Adjusted Maximum**
Debt: Short-term debt (average interest rate ___%) (1)	$17,854	$17,854
Long-term debt (average interest rate ___%)	$0	$0
Total debt	$17,854	$17,854
Stockholders' equity (deficit):		
Preferred stock — par or stated value (by class of preferred in order of preferences)	$0	$0
Common stock — par or stated value $0.001	$14,177	$14,277
Additional paid in capital	$ 1,363,789	$1,463,689
Retained earnings (deficit)	($1,380,259)	($1,380,259)
Total Stockholders' Equity (deficit)	($13,574)	$86,426
Total Capitalization		
Number of preferred shares authorized to be outstanding	100,000,000	100,000,000
Number of Shares Authorized	**Par Value**	**Per Share**
100,000,000	$0.001	$0.001

Number of common shares authorized: 100,000,000 shares. Par or stated value per share, if any: $ 0.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock

[ ] Preferred or Preference Stock

[ ] Notes or Debentures

[ ] Other:______________________________

15. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (specify): ______________________

Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities:

What is the interest rate?_______%
If interest rate is variable or multiple rates, describe:

Not applicable.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal?

$17,854.00

How much indebtedness shares in right of payment on an equivalent (pari passu) basis?

Not applicable.

How much indebtedness is junior (subordinated) to the securities?

Not applicable.

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not applicable.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:

Not applicable.

Are unpaid dividends cumulative?	] Yes	[X] No
Are securities callable?	] Yes	[X] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

None.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):

($13,574).

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Name: Gordon W. Thompson
Address: 2255 Tamarisk Lane
Palm Springs, California 92262
Telephone No.: (760) 409-7914

Name: David O. Hill
Address: 2255 Tamarisk Lane
Palm Springs, California 92265
Telephone No.: (760) 409-7914

Name: Dirk Z. Gombos
Address: 2255 Tamarisk Lane
Palm Springs, California 92262
Telephone No: (760) 409-7914

Each of the above persons plan to undertake only their "best efforts" to offer and sell the Company's Common Stock in this Offering. As a result, there can be no assurance that the Company will obtain any proceeds from this Offering. No commissions, fees, or other remuneration will be paid, directly or indirectly to any officer or director of the Company in connection with this Offering.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Not applicable.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Not applicable.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Gordon W. Thompson
2255 Tamarisk Lane
Palm Springs, California 92262
(760) 409-7914

David O. Hill
2255 Tamarisk Lane
Palm Springs, California 92262
(760) 409-7914

Dirk Z. Gombos
1633 Yew Street, Suite 101
Vancouver, BC V6K 3E6
Canada
(604)730-9496

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Not applicable.

Will the certificates bear a legend notifying holders of such restrictions?
[ ] Yes [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not Applicable.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not Applicable.

Will interest on proceeds during escrow period be paid to investors?
[ ]Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

No Resale Restrictions.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Not applicable.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Gordon W. Thompson
President & Director

Age: 70
Date of Birth: 02/25/1939

Office Street Address:
2255 Tamarisk Drive
Palm Springs, California 92262

Telephone No.:
(760) 409-7914

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates): none.

Since December 2001 Mr. Thompson has worked solely for Norvanco Inc. as its President on a part-time basis for approximately 5 to 10 hours per week.

Prior to becoming Norvanco Inc.'s CEO, Mr. Thompson was the President of Showstar Productions from 1995 to 2001. Showstar Productions was a fully integrated entertainment company specializing in merchandising and marketing which also owns a manufacturing plant for silk-screening and embroidery. Showstar also booked and produced live entertainment and sports events for the casino market.

Mr. Thompson was also a previous Owner/Operator of several nightclubs and show lounges. As such, Mr. Thompson has a variety of experiences in the entertainment industry. As a club owner he managed the promotion and bookings of all in-house entertainment and acts for seven years. Mr. Thompson also auditioned acts in Las Vegas and Los Angeles and is the person connected with the Tropicana Hotel, a considered venue for the TV show. Mr. Thompson also has years of experience in the management, development and start up of new companies. He was the first entrepreneur to introduce electronic games to the Canadian market. Mr. Thompson's experience with electronic games began when he arranged for electronic games to be imported into Canada and installed them in his clubs as a unique marketing tool. These games were installed in cocktail tables in the nightclubs that Mr. Thompson owned for over seven years.

With Mr. Thompson's home bases in Palm Springs and Los Angeles, he has invaluable connections within the television and entertainment industries.

Mr. Thompson has attended the following courses post high school: Canadian Securities Course, NYSE, CBOT, Security Analysis. These courses are non-degree courses that were offered by professional organizations in Canada. Mr. Thompson does not hold a formal degree from any recognized educational institution.

30. David O. Hill
Chief Financial Officer, Secretary & Director

Age: 60
Date of Birth: 02/05/1950

Office Street Address:

Telephone No.:

2255 Tamarisk Drive (760) 409-7914
Palm Springs, California 92262

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Since the Company's inception in 2001, Mr. Hill has been the Chief Financial Officer, Secretary & Director of Norvanco. Mr. Hill expends between 5 to 30 hours per week on the Company's affairs.

From 1997 until 2007, Mr. Hill was the owner of the North Vancouver based business, The David Hill Agency. The David Hill Agency provided computer consulting services and was a sales agency for software and related products.

In 2006 Mr. Hill acquired Black & Baird Ltd., a supplier of process equipment and provider of engineering services while continuing to operate The David Hill Agency, and since 2006 Mr. Hill is and has been the sole owner of Black & Baird Ltd.

David Hill's experience includes business formation and management, computer technology and engineering, sales, marketing and owning retail operations. Mr. Hill was also a founding partner of an internet service provider (ISP).

Mr. Hill's post high school education includes completing and qualifying for Novell Networking certification at University of Manitoba.

31. Dirk Z. Gombos
Director
Date elected: November 6, 2009

Age: 37
Date of Birth: Apr. 21, 1972

Office Street Address:
1633 Yew Street, Suite 101
Vancouver, BC V6K 3E6
Canada

Telephone No.:
(604) 730-9496 work
(604) 30-9495 fax
(604) 813-4221 mobile

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):
Programmer Analyst/Web Developer Diploma, CDI College (2000-2001)
Bachelor of Science (Genetics/Cell Biology), University of British Columbia (1993-1997)

Mr. Gombos' experience in the film industry includes the following:

Acted in/funded/participated in creation of independent projects (1996-2004)
Acting workshops with Jeff Seymour (1998-2002)

Camera styles, Vancouver Film School, Instructor Catherine Billings (1999-2001)
Acting Fundamentals, Vancouver Film School, Instructor Gina Chiarelli (1998)
Extra, "Crack in the Mirror", Axium, Chris Angel (1999)
Extra, "Cipher", (rap music) video, independent company and director (1996)

Mr. Gombos' experience as a business and management consultant includes the following:

Owner/operator, private investment portfolios ranging in verticals of real estate, mining and metals, startup management and financing of clothing/jewelry/commodities based projects (2003 to present). Mr. Gombos expends between 1 to 2 hours per week on the Company's affairs.

Owner, Gombos Telcom Inc./Schooley Mitchell Consultants of Vancouver (2004 to present).

Founder, Bloated Baboon Technologies Inc., Web design/programming production (2001-2004).

Fluor Daniel Corporation of Vancouver, Project Controls (1997-1999)

32. Other Key Personnel:

Not Applicable.

DIRECTORS OF THE COMPANY

33. Number of Directors: 3

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: Not applicable.

34. Information concerning outside or other Directors. (i.e., those not described above):

Not Applicable.

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [X] No Explain: While the Company has given a "no" to this question, Mr. Thompson was President of Showstar Productions from 1995 to 2001 and was also previously an owner/operator of several nightclubs and show lounges. In addition, he auditioned acts in Las Vegas and Los Angeles and is connected to the Tropicana Hotel, a possible venue for the Company's planned reality-based TV contest products.

(b) **If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.**

None of the Company's Officers or directors have ever worked or managed a company in a business identical to the Company's planned business involving the development, production and marketing of reality-based TV contests.

However, prior to becoming Norvanco Inc.'s CEO, Mr. Thompson was the President of Showstar Productions from 1995 to 2001. Showstar Productions was a fully integrated entertainment company specializing in merchandising and marketing which also owns a manufacturing plant for silk-screening and embroidery. Showstar also booked and produced live entertainment and sports events for the casino market.

Mr. Thompson was also a previous Owner/Operator of several nightclubs and show lounges. As such, Mr. Thompson has a variety of experiences in the entertainment industry. As a club owner he managed the promotion and bookings of all in-house entertainment and acts for seven years. Mr. Thompson also auditioned acts in Las Vegas and Los Angeles and is the person connected with the Tropicana Hotel, a considered venue for the TV show. Mr. Thompson also has years of experience in the management, development and start up of new companies. He was the first entrepreneur to introduce electronic games to the Canadian market. Mr. Thompson's experience with electronic games began when he arranged for electronic games to be imported into Canada and installed them in his clubs as a unique marketing tool. These games were installed in cocktail tables in the nightclubs that Mr. Thompson owned for over seven years.

(c) **If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.**

Mr. Thompson has had some experience in managing a startup or development stage company. Mr. Hill has also had limited prior experience in managing a start-up or development stage company. In the case of Mr. Thompson, he had direct managerial responsibility at Showstar Productions during the period of 1995 to 2001.

Prior to becoming Norvanco Inc.'s CEO, Mr. Thompson was the President of Showstar Productions from 1995 to 2001. Showstar Productions was a fully integrated entertainment company specializing in merchandising and marketing which also owns a manufacturing plant for silk-screening and embroidery. Showstar also booked and produced live entertainment and sports events for the casino market.

Mr. Thompson was also a previous Owner/Operator of several nightclubs and show lounges. As such, Mr. Thompson has a variety of experiences in the entertainment industry. As a club owner he managed the promotion and bookings of all in-house entertainment and acts for seven years. Mr. Thompson also auditioned acts in Las Vegas and Los Angeles and is the person connected with the Tropicana Hotel, a considered venue for the TV show. Mr. Thompson also has years of experience in the management, development and start up of new companies. He was the first entrepreneur to introduce electronic games to the Canadian market. Mr. Thompson's experience with electronic games began when he arranged for electronic games to be imported into Canada and installed them in his clubs as a unique marketing tool. These games were installed in cocktail tables in the nightclubs that Mr. Thompson owned for over seven years.

In the case of Mr. Hill, Mr. Hill had direct management responsibility for the David Hill Agency from 1997 until 2007 as the owner of the North Vancouver based business. The David Hill Agency provided computer consulting services and was a sales agency for software and related products.

(d) **If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.**

Not applicable.

(e) **If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.**

Not applicable. The Company does not have any key man life insurance on any of its

Officers or directors and the Company has no plans to acquire any such insurance.

36. **If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.**

Not applicable.

Note: **After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.**

PRINCIPAL STOCKHOLDERS

37. **Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.**

Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Gordon W. Thompson 2255 Tamarisk Drive, Palm Springs, CA 92262 (760) 409-7914	For Services	3,729,680	26.38%	3,729,680	24.57%
Principal Occupation: Mr. Thompson devotes only one to three hours per week to the Company's affairs in anticipation that the Company may be able to produce its planned reality-based TV projects.					

Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
David O. Hill 2255 Tamarisk Drive, Palm Springs, CA 92262 (760) 409-7914	For Services	3,717,667	26.30%	3,717,667	24.49%
Principal Occupation: Mr. Hill is the Company's Chief Financial Officer and Secretary and serves only on a part-time basis and devotes two to four hours to the Company's affairs. He is currently employed on a full-time basis as President of Black and Baird.					

Number of shares beneficially owned by Officers and Directors as a group[3]:

Before offering: 7,447,347 (52.53% of the total outstanding).
After offering: Assuming maximum securities sold: 7,447,347 shares (49.06% of total outstanding)
Assume all options exercised and all convertible securities converted.)

[3] Elizabeth P. Samis-Hill holds 200,000 shares and she is the wife of David O. Hill. Her 200,000 shares have been included in the total amount of shares held by David O. Hill.

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

38. (a) **If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.**

Not Applicable.

39. (b) **If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.**

The Company had a $50,000 loan in 2008 that it made to David O. Hill. That loan has been repaid.

On June 10, 2009, David O. Hill loaned the Company the sum $25,000 pursuant to a promissory note that carries 8% interest and the Note all accrued and unpaid interest is due June 10, 2011. That loan was repaid.

On June 18, 2009, Gordon Thompson loaned the Company the sum of $1,000 pursuant to a promissory note that carries 8% interest and the Note all accrued and unpaid interest is due June 18, 2011.

(c) **If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.**

Not Applicable.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

Personnel	Cash	Other
President & Director	$0	$0
Chief Operating Officer	0	0
Chief Financial Officer	$0	$0
Key Personnel:	N/A	N/A
Others:	N/A	N/A
Total:	$0	$0
Directors as a group (no. of persons) 3 people	$0	$0

(b) **If remuneration is expected to change or has been unpaid in prior years, explain:**

The Company had $62,100 in rent payable to officers at January 1, 2006. During 2006, the Officers, Gordon Thompson and David Hill agreed to forgive this payable as contributed capital, which is included in the financial statements as Additional Paid in Capital. The Officers of the Company provided the use of office space and equipment to the Company during the first two months of the year ended December 31, 2008 (unaudited) and for the twelve months of the year ended December 31, 2007, while Black & Baird, an affiliate owned and managed by Officer David Hill, provided the use of office space and equipment to the Company during the final ten months of 2008. The use of the facilities and equipment was valued at $200 per month. During the first six months of the year ended December 31, 2010 (unaudited) and the twelve months of the year ended December 31, 2009, the Company classified these expenses as contributed capital which is included in the financial statement as Additional Paid in Capital. Beginning March 1, 2008 the Company began to pay rent expense. As of June 30, 2010 the Company had $0 (unaudited) in rent payable.

Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:

0 shares.

(c) **Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: zero shares (0%) of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:**

None

(d) **Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.**

The Company's Board of Directors, pursuant to the Nevada General Corporation Law, has the right to issue additional shares of the Company's Common Stock up to the maximum of 100,000,000 shares of the Company's Common Stock and 100,000,000 shares of the Company's Preferred Stock without the necessity of obtaining any approval or authorization from the Company's Common Stockholders.

41. **If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:**

The Company's President, Gordon W. Thompson, has agreed to serve as the Producer and General Manager of the Project. Under the terms of the acquisition agreement, he will receive a management fee of $5,000 per month during the pre-production phase and $10,000 per month once production of the pilot commences. In the event that the Company were to lose the services of any of its Officers or Directors, the Company may not be able to obtain a suitable person to replace any of these persons.

NOTE: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None known.

FEDERAL TAX ASPECTS

If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Name of Tax Advisor:
Cordovano & Honeck
8 Inverness Circle East, Building M-103
Englewood, Colorado 80112

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

NO OPINION OF COUNSEL OR RULING FROM THE IRS WILL BE REQUESTED WITH RESPECT TO ANY TAX MATTER CONCERNING THE OFFERING. SUBSCRIBERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS, ATTORNEYS OR ACCOUNTANTS CONCERNING THEIR OWN TAX SITUATION AND POTENTIAL CHANGES IN THE APPLICABLE LAW.

The Company expresses no opinion as to the Federal Tax aspects resulting from or associated with the purchase of the Company's common stock offered hereby.

MISCELLANEOUS FACTORS

Not Applicable.

FINANCIAL STATEMENTS

Financial statements are attached.

MANAGEMENENT'S DISCUSSION AND ANALYSIS

OF CERTAIN RELEVANT FACTORS

1. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Since the Company's inception in 2001, the Company has been a development-stage company and has not recorded any revenues. Since inception, the Company has focused on refining its business plan and taking other steps as appropriate to raise necessary capital and complete research and evaluation of strategies that may allow the Company to commence operations.

During the fiscal year ending December 31, 2009 ("Fiscal 2009") the Company had $0 revenues and the Company's management focused its attention on the development of the Company's business plan and strategies. During this period, the Company's officers completed discussions with vendors, suppliers, marketing channel representatives and others that allowed the Company's officers to further refine the Company's plans.

As a result and during Fiscal 2009, the Company incurred costs to compensate its officers of $120,000, $2,092 for rent of its office in Vancouver, British Columbia, professional fees for legal and accounting costs of $45,455, consulting fees of $3,945, website fees to maintain the Company's website of $2,509, travel and entertainment expenses of $771, and other general and administrative expenses of $2,560. As a result, the Company incurred a Net Loss of $177,506 for Fiscal 2009.

During Fiscal 2009 the Company's management focused its attention on the development of the Company's business plan and strategies and the Company's officers completed discussions with vendors, suppliers, marketing channel representatives and others that allowed the Company's officers to further refine the Company's plans.

During the first six months of 2010, ending June 30, 2010, the Company had $0 revenues and the Company's management focused its attention on the development of the Company's business plan and strategies. During this period, the Company's officers completed discussions with vendors, suppliers, marketing channel representatives and others that allowed the Company's officers to further refine the Company's plans.

2. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Not Applicable.

3. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:

0%.

4. What is the anticipated gross margin for next year of operations?

Approximately 0%.

5. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

This is not expected to change.

6. Foreign sales as a percent of total sales for last fiscal year: 0%. Domestic government sales as a percent of total domestic sales for last fiscal year: 0%. Explain the nature of these sales, including any anticipated changes:

Unless the Company can obtain all or substantially all of the $100,000 from this offering and an additional financing of $2,000,000 (net proceeds) within six months after this Offering, the Company does not anticipate that it will generate revenues.

(Remainder of Page Intentionally Blank)

SIGNATURES

(Issuer) **Norvanco Inc.**



By (Signature and Title) ______ Director



By (Signature and Title) ______ PRESIDENT



By (Signature and Title) ______ Sec. Treas

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



(Signature) ______

(Name/Title) (Print) Josh Davis

(Selling security holder) ______

(Date) ______

(Signature) ______

(Name/Title) (Print) ______

(Selling security holder) ______

(Date) ______

SIGNATURES

(Issuer) **Norvanco Inc.**



By (Signature and Title) ______________________



By (Signature and Title) ______________________ PRESIDENT

By (Signature and Title) ______________________ Sec. Treasurer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



(Signature) ______________________

(Name/Title) (Print) Reg Davis

(Selling security holder) ______________________

(Date) ______________________

(Signature) ______________________

(Name/Title) (Print) ______________________

(Selling security holder) ______________________

(Date) ______________________

NORVANCO, INC.
(A Development Stage Company)
Index to Unaudited Financial Statements

	Page
Unaudited Balance Sheets at June 30, 2010 and 2009, and December 31, 2009 and 2008	F-2
Unaudited Statements of Operations for the six months ended June 30, 2010 and 2009, for the period from December 11, 2001 (inception) through June 30, 2010, for the years ended December 31, 2009 and 2008, and for the period from December 11, 2001 (inception) through December 31, 2009	F-3
Unaudited Statement of Changes in Shareholders' Equity (Deficit) from December 11, 2001 (inception) through June 30, 2010	F-4
Unaudited Statements of Cash Flows for the six months ended June 30, 2010 and 2009, for the period from December 11, 2001 (inception) through June 30, 2010, for the years ended December 31, 2009 and 2008, and for the period from December 11, 2001 (inception) through December 31, 2009	F-7
Notes to Unaudited Financial Statements	F-8

NORVANCO, INC.
(A Development Stage Company)
Unaudited Balance Sheets

	June 30, 2010	June 30, 2009	December 31, 2009	December 31, 2008
Assets				
Current assets:				
Cash	$ 103	$ 42	89	$ 38
Travel advance	4,000	4,000	4,000	5,000
Due from related party (Note 2)	—	10	—	50,000
Total current assets	4,103	4,052	4,089	55,038
Furniture and equipment, net of accumulated depreciation of $1,420, $1,046, $1,267 and $512 respectively	177	551	330	771
Total assets	$ 4,280	$ 4,603	4,419	$ 55,809
Liabilities and Shareholders' Equity (Deficit)				
Current liabilities:				
Bank overdraft	$ —	$ 16,013	—	$ 290
Accounts payable and accrued liabilities	3,620	4,905	3,308	24
Indebtedness to related parties (Note 2)	2,390	364	1,147	—
Notes payable to related party (Note 2)	11,313	—	6,524	—
Accrued interest payable to related party (Note 2)	531	—	174	—
Total current liabilities	17,854	21,282	11,153	314
Shareholders' equity (deficit) (Note 3):				
Preferred stock, $.001 par value, 100,000,000 shares authorized; -0-, -0-, -0- and -0- shares issued and outstanding, respectively	—	—	—	—
Common stock, $.001 par value, 100,000,000 shares authorized; 14,177,591 issued 14,002,591 outstanding; 14,177,591 issued 14,002,591 outstanding; 14,177,591 issued 14,002,591 outstanding; 14,137,591 issued 13,962,591 outstanding, repectively	14,177	14,177	14,177	14,137
Additional paid-in capital	1,363,789	1,218,709	1,303,789	1,176,829
Deficit accumulated during development stage	(1,380,259)	(1,239,227)	(1,313,395)	(1,125,889)
Total paid-in capital and retained deficit	(2,293)	(6,341)	4,571	65,077
Cost of treasury stock	(1,750)	(1,750)	(1,750)	(1,750)
Cumulative translation adjustment	(9,531)	(8,588)	(9,555)	(7,832)
Total shareholders' equity (deficit)	(13,574)	(16,679)	(6,734)	55,495
	$ 4,280	$ 4,603	4,419	$ 55,809

See accompanying notes to unaudited financial statements

NORVANCO, INC.
(A Development Stage Company)
Unaudited Statements of Operations

	For the Six Months Ended June 30, 2010	For the Six Months Ended June 30, 2009	December 11, 2001 (Inception) through June 30, 2010	For the Years Ended December 31, 2009	For the Years Ended December 31, 2008	December 11, 2001 (Inception) through December 31, 2009
Costs and expenses:						
Organization costs	$ —	$ —	$ 1,160	—	$ —	$ 1,160
Officer compensation (Note 2)	60,000	60,000	1,020,000	120,000	120,000	960,000
Rent (Note 2)	1,243	879	82,650	2,092	2,515	81,407
Professional fees	5,009	34,433	179,113	45,455	32,982	174,104
Consulting fees	—	3,727	36,245	3,945	32,300	36,245
Website fees	—	2,370	10,068	2,509	7,559	10,068
Travel and entertainment	—	83	6,527	771	5,756	6,527
Gain on settlement of accounts payable (Note 4)	—	—	(25,484)	—	(25,484)	(25,484)
Stock-based compensation (Note 3)	—	10,000	10,000	10,000	—	10,000
Depreciation and amortization	153	220	11,420	441	314	11,267
Other general and administrative expenses	102	1,626	43,751	2,119	8,550	43,649
Total costs and expenses	66,507	113,338	1,375,450	187,332	184,492	1,308,943
Loss before interest expense and income taxes	(66,507)	(113,338)	(1,375,450)	(187,332)	(184,492)	(1,308,943)
Interest expense	(357)	—	(4,809)	(174)	—	(4,452)
Loss before income taxes	(66,864)	(113,338)	(1,380,259)	(187,506)	(184,492)	(1,313,395)
Provision for income taxes (Note 5)	—	—	—	—	—	—
Net loss	$ (66,864)	$ (113,338)	$ (1,380,259)	(187,506)	$ (184,492)	$ (1,313,395)
Basic and diluted loss per share	$ (0.00)	$ (0.01)		(0.01)	$ (0.02)	
Weighted average common shares outstanding	14,002,591	14,002,591		13,985,668	11,938,002	

See accompanying notes to unaudited financial statements

NORVANCO, INC.
(A Development Stage Company)
Unaudited Statement of Changes in Shareholders' Equity (Deficit)

	Preferred Stock		Common Stock		Additional paid-in capital	Deficit Accumulated During Development Stage	Common Stock		Cumulative Translation Adjustment Other Comprehensive Loss	Total
	Shares	Par Value	Shares	Par Value			Shares	Value		
Balance at December 31, 2001 (inception)	—	$ —	—	$ —	$ —	$ —	—	$ —	$ —	$ —
Net loss, period ended December 31, 2001	—	—	—	—	—	(1,160)	—	—	—	(1,160)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(1,160)
Balance at December 31, 2001	—	—	—	—	—	(1,160)	—	—	—	(1,160)
January 2002, common stock sold to the Company's officers at $.001/share (Note 2)	—	—	5,000,000	5,000	—	—	—	—	—	5,000
March 2002, common stock sold in private offering at $.01/share (Note 3)	—	—	3,000,000	3,000	27,000	—	—	—	—	30,000
September 2002, common stock sold in private offering at $.25/share (Note 3)	—	—	235,722	236	58,694	—	—	—	—	58,930
November 2002, common stock sold in private offering at $.25/share (Note 3)	—	—	6,540	6	1,629	—	—	—	—	1,635
Offering costs incurred	—	—	—	—	(3,366)	—	—	—	—	(3,366)
Comprehensive loss:										
Net loss, year ended December 31, 2002	—	—	—	—	—	(172,916)	—	—	—	(172,916)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(26)	(26)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(172,942)
Balance at December 31, 2002	—	—	8,242,262	8,242	83,957	(174,076)	—	—	(26)	(81,903)
July 2003, common stock sold in private offering at $.25/share (Note 3)	—	—	17,430	17	4,340	—	—	—	—	4,357
August 2003, common stock sold in private offering at $.25/share (Note 3)	—	—	24,000	24	5,976	—	—	—	—	6,000
September 2003, common stock sold in private offering at $.25/share (Note 3)	—	—	40,691	41	10,132	—	—	—	—	10,173
October 2003, common stock sold in private offering at $.25/share (Note 3)	—	—	20,000	20	4,980	—	—	—	—	5,000
November 2003, common stock sold in private offering at $.25/share (Note 3)	—	—	10,000	10	2,490	—	—	—	—	2,500
December 2003, common stock sold in private offering at $.25/share (Note 3)	—	—	10,000	10	2,490	—	—	—	—	2,500
Comprehensive loss:										
Net loss, year ended December 31, 2003	—	—	—	—	—	(158,961)	—	—	—	(158,961)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(1,257)	(1,257)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(160,218)
Balance at December 31, 2003	—	—	8,364,383	8,364	114,365	(333,037)	—	—	(1,283)	(211,591)
January 2004, common stock sold in private offering at $.25/share (Note 3)	—	—	200,000	200	49,800	—	—	—	—	50,000
November 2004, common stock sold in private offering at $.25/share (Note 3)	—	—	10,000	10	2,490	—	—	—	—	2,500

See accompanying notes to unaudited financial statements

NORVANCO, INC.
(A Development Stage Company)
Unaudited Statement of Changes in Shareholders' Equity (Deficit)

	Preferred Stock		Common Stock		Additional paid-in capital	Deficit Accumulated During Development Stage	Common Stock		Cumulative Translation Adjustment Other Comprehensive Loss	Total
	Shares	Par Value	Shares	Par Value			Shares	Value		
Comprehensive loss:										
Net loss, year ended December 31, 2004	—	—	—	—	—	(183,018)	—	—	—	(183,018)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(790)	(790)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(183,808)
Balance at December 31, 2004	—	—	8,574,383	8,574	166,655	(516,055)	—	—	(2,073)	(342,899)
March 2005, common stock sold in private offering at $.25/share (Note 3)	—	—	20,000	20	4,980	—	—	—	—	5,000
June 2005, common stock sold in private offering at $.25/share (Note 3)	—	—	9,800	10	2,440	—	—	—	—	2,450
Comprehensive loss:										
Net loss, year ended December 31, 2005	—	—	—	—	—	(164,454)	—	—	—	(164,454)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(652)	(652)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(165,106)
Balance at December 31, 2005	—	—	8,604,183	8,604	174,075	(680,509)	—	—	(2,725)	(500,555)
December 2006, services contributed by officers (Note 2)	—	—	—	—	120,000	—	—	—	—	120,000
December 2006, rent contributed by officers (Note 2)	—	—	—	—	2,400	—	—	—	—	2,400
December 2006, officers forgiveness of prior year rent accruals (Note 2)	—	—	—	—	62,100	—	—	—	—	62,100
Comprehensive loss:										
Net loss, year ended December 31, 2006	—	—	—	—	—	(135,989)	—	—	—	(135,989)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(490)	(490)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(136,479)
Balance at December 31, 2006	—	—	8,604,183	8,604	358,575	(816,498)	—	—	(3,215)	(452,534)
December 2007, services contributed by officers (Note 2)	—	—	—	—	120,000	—	—	—	—	120,000
December 2007, rent contributed by officers (Note 2)	—	—	—	—	2,400	—	—	—	—	2,400
Comprehensive loss:										
Net loss, year ended December 31, 2007	—	—	—	—	—	(124,899)	—	—	—	(124,899)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(4,477)	(4,477)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(129,376)
Balance at December 31, 2007	—	—	8,604,183	8,604	480,975	(941,397)	—	—	(7,692)	(459,510)
March and April 2008, Common Stock sold in private placement private offering at $0.083 per share (Note 3)	—	—	3,000,000	3,000	247,000	—	—	—	—	250,000
Offering costs incurred (Note 3)	—	—	—	—	(25,000)	—	—	—	—	(25,000)
June 2008, Common Stock buyback at $0.01 per share (Note 3)	—	—	—	—	—	—	(175,000)	(1,750)	—	(1,750)
June 2008, common stock issued in exchange for indebtedness to related parties at $0.15 per share	—	—	2,447,347	2,447	364,655	—	—	—	—	367,102
August 2008, Common Stock sold in private placement										

See accompanying notes to unaudited financial statements

NORVANCO, INC.
(A Development Stage Company)
Unaudited Statement of Changes in Shareholders' Equity (Deficit)

	Preferred Stock		Common Stock		Additional paid-in capital	Deficit Accumulated During Development Stage	Common Stock		Cumulative Translation Adjustment Other Comprehensive Loss	Total
	Shares	Par Value	Shares	Par Value			Shares	Value		
private offering at $0.25 per share (Note 3)	—	—	86,061	86	21,429	—	—	—	—	21,515
December 2008, services contributed by officers (Note 2)	—	—	—	—	87,370	—	—	—	—	87,370
December 2008, rent contributed by officers (Note 2)	—	—	—	—	400	—	—	—	—	400
Comprehensive loss:										
Net loss, year ended December 31, 2008	—	—	—	—	—	(184,492)	—	—	—	(184,492)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(140)	(140)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(184,632)
Balance at Decmber 31, 2008	—	—	14,137,591	14,137	1,176,829	(1,125,889)	(175,000)	(1,750)	(7,832)	55,495
April 2009, common stock issued in exchange for services at $.25 per share (Note 3)	—	—	40,000	40	9,960	—	—	—	—	10,000
Services contributed by officers (Note 2)	—	—	—	—	117,000	—	—	—	—	117,000
Comprehensive loss:										
Net loss, year ended December 31, 2009	—	—	—	—	—	(187,506)	—	—	—	(187,506)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(1,723)	(1,723)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(189,229)
Balance at December 31, 2009	—	—	14,177,591	14,177	1,303,789	(1,313,395)	(175,000)	(1,750)	(9,555)	(6,734)
Services contributed by officers (Note 2)	—	—	—	—	60,000	—	—	—	—	60,000
Comprehensive loss:										
Net loss, six months ended June 30, 2010	—	—	—	—	—	(66,864)	—	—	—	(66,864)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	24	24
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(66,840)
Balance at June 30, 2010	—	$ —	14,177,591	$ 14,177	$ 1,363,789	$ (1,380,259)	(175,000)	$ (1,750)	$ (9,531)	$ (13,574)

See accompanying notes to unaudited financial statements

NORVANCO, INC.
(A Development Stage Company)
Unaudited Statements of Cash Flows

	For the Six Months Ended June 30, 2010	For the Six Months Ended June 30, 2009	December 11, 2001 (Inception) through June 30, 2010	For the Years Ended December 31, 2009	For the Years Ended December 31, 2008	December 11, 2001 (Inception) through December 31, 2009
Cash flows from operating activities:						
Net Loss	$ (66,864)	$ (113,338)	$ (1,380,259)	$ (187,506)	$ (184,492)	$ (1,313,395)
Adjustments to reconcile net loss to net cash used by operating activities:						
Depreciation and amortization	153	220	11,420	441	314	11,267
Contributed services and rent	60,000	60,000	607,300	120,000	120,400	547,300
Stock-based compensation	—	10,000	10,000	10,000	—	10,000
Changes in operating assets:						
Travel advance	—	1,000	(4,000)	1,000	(5,000)	(4,000)
Changes in operating liabilities:						
Accounts payable	312	4,882	3,794	3,458	(40,737)	3,482
Indebtedness to related parties	1,243	364	369,492	1,147	(51,849)	368,249
Bank Overdraft	—	15,723	-	(290)	290	—
Accrued interest payable	357	—	357	—	—	—
Net cash provided by (used in) operating activities	(4,799)	(21,149)	(381,896)	(51,750)	(161,074)	(377,097)
Cash flows from investing activities:						
Cash paid for furniture and equipment	—	—	(1,597)	—	(915)	(1,597)
Cash paid for intangible asset	—	—	(10,000)	—	—	(10,000)
Loan issued to Officer	—	—	(50,000)	—	(50,000)	(50,000)
Proceeds from repayment of Officer loan	—	49,990	50,000	50,000	—	50,000
Net cash used in investing activities	—	49,990	(11,597)	50,000	(50,915)	(11,597)
Cash flows from financing activities:						
Proceeds from the sale of common stock	—	—	457,560	—	271,515	457,560
Cash paid for offering costs	—	—	(28,366)	—	(25,000)	(28,366)
Excess repayment of Related Party Advances	—	(28,081)	(35,630)	(3,000)	(32,630)	(35,630)
Proceeds from note payable to related party	5,000	—	11,524	6,524	—	6,524
Repayment of related party note payable	(211)	—	(211)	—	—	—
Share Buyback	—	—	(1,750)	—	(1,750)	(1,750)
Net cash provided by financing activities	4,789	(28,081)	403,127	3,524	212,135	398,338
Effect of exchange rate changes on cash	24	(756)	(9,531)	(1,723)	(140)	(9,555)
Net change in cash	14	4	103	51	6	89
Cash, beginning of period	89	38	—	38	32	—
Cash, end of period	$ 103	$ 42	$ 103	$ 89	$ 38	$ 89
Supplemental disclosure of cash flow information:						
Cash paid during the period for:						
Interest	$ —	$ —	$ 4,278	$ —	$ —	$ 4,278
Income taxes	$ —	$ —	$ —	$ —	$ —	$ —
Noncash investing and financing transactions:						
Forgiveness of Related Party Notes Payable	$ —	$ —	$ —	$ —	$ —	$ —
Common stock issued in exchange for indebtedness to related parties	$ —	$ —	$ 367,102	$ —	$ 367,102	$ 367,102

See accompanying notes to unaudited financial statements

NORVANCO INC.
(A Development Stage Company)
Notes to Unaudited Financial Statements

(1) Summary of Significant Accounting Policies

Organization and Basis of Presentation

Norvanco Inc. (the "Company") was incorporated on December 11, 2001 in the State of Nevada to development business opportunities in the entertainment industry. On February 19, 2002, the Company acquired all of the rights, titles and interests in an entertainment project called "Natural Follies (working title #1)" (the "Project") (see Note 2). The Company has since selected the Project to be its lead project. The Company's management plans to meet with producers and concept development consultants during 2011.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company is a development stage company with no revenues, has incurred operating losses since inception, used significant cash in support of its operating activities and, based upon current operating levels, requires additional capital or significant restructuring to sustain its operations for the foreseeable future. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability. The Company intends to complete a private placement offering of its common stock to raise sufficient financing in order to meet its financial requirements over the next twelve months and to fund its business plan. There is no assurance that the Company will be successful in raising additional funds.

Unaudited Financial Statements

The financial data presented as of and for the six months ended June 30, 2010 and 2009; and as of and for the years ended December 31, 2009 and 2008 are unaudited. In the opinion of management, the unaudited financial statements include all adjustments which are necessary in order to make the unaudited interim financial statements not misleading.

Development Stage Company

The Company is in the development stage in accordance with the Financial Accounting Standards Board's Accounting Standards Codification ("ASC") 915.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired, to be cash equivalents. The Company had no cash equivalents at June 30, 2010 and 2009, and December 31, 2009 and 2008.

NORVANCO INC.
(A Development Stage Company)
Notes to Unaudited Financial Statements

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The assets useful lives are estimated to be five years for the furniture and three years for the computer equipment. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are expensed as incurred.

Intangible Assets

On February 19, 2002, the Company acquired all of the rights, titles and interests in the Project (see Note 2). The rights received in the Project were capitalized and were amortized over a period of three years. The intangible assets became fully amortized as of December 31, 2005.

Offering Costs

The Company incurred legal fees related to the preparation of its private placement memorandums. Such costs were initially deferred until the offerings were completed, at which time they were recorded as a reduction of gross proceeds from the offerings.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets under the provisions of ASC 360 (formerly SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. ASC 360 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets' carrying amount. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less costs to sell.

Income Taxes

The Company accounts for income taxes under the provisions of ASC 740 "Accounting for Income Taxes". ASC 740 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

In addition ASC 740 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes and has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on the Company's financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to ASC 740. The Company did not record a cumulative effect adjustment related to the adoption of ASC 740.

Loss per common share

The Company reports loss per share using a dual presentation of basic and diluted loss per share. Basic loss per share excludes the impact of common stock equivalents and is determined by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock. As of June 30, 2010 and 2009; and December 31, 2009 and 2008, the Company had not granted any common stock options or other potentially dilutive securities. Therefore, basic and diluted losses per share for the six months ended June 30, 2010 and 2009; and the years ended December 31, 2009 and 2008 were equal.

Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into United States dollars. Assets and liabilities of those operations are translated in U.S. dollars using exchange rates as of the balance sheet date; income and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are deferred in accumulated other comprehensive income (loss), a separate component of shareholders' equity.

Fair Value of Financial Instruments

The Company's financial instruments consist of bank overdrafts, accounts payable, indebtedness to related parties, and a note payable to a related party. At June 30, 2010 and 2009; and at December 31, 2009 and 2008, the fair value of the Company's financial instruments approximate fair value due to the short-term maturity of the instruments.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be based on assumptions that market participants would use, including a consideration of non-performance risk.

In determining fair value, the Company uses various valuation methodologies and prioritizes the use of observable inputs. The availability of observable inputs varies by instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded, and other characteristics particular to the transaction. For many financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the marketplace and may require management judgment.

The Company assesses the inputs used to measure fair value using a three-tier hierarchy based on the extent to which inputs used in measuring fair value are observable in the market:

- Level 1 - inputs include quoted prices for identical instruments and are the most observable.
- Level 2 - inputs include quoted prices for similar assets and observable inputs such as interest rates, currency exchange rates and yield curves.
- Level 3 - inputs are not observable in the market and include management's judgments about the assumptions market participants would use in pricing the asset or liability.

Significant Accounting Policies that may have a Material Impact on Future Financial Statements

ASC 926 (formerly Statement of Position 00-2 "Accounting by Producers or Distributors of Films") provides accounting standards for producers or distributors of films, including changes in revenue recognition, capitalization and amortization of costs of acquiring films and television programs and accounting for exploitation costs, including advertising and marketing expenses.

ASC 926 requires that advertising costs be expensed in accordance with ASC 720 and 340 (formerly SOP 93-7, "Reporting on Advertising Costs") while all other exploitation costs are to be expensed as incurred. Development costs for abandoned projects and indirect overhead costs are to be charged to expense instead of being capitalized to film costs.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements ("SAB 101"), which summarized the SEC staff's view in applying generally accepted accounting principles to revenue recognition in financial statements.

Revenue is recognized in accordance with ASC 926 and SAB 101. Revenues from foreign theatrical, home video, television and pay television licensing contracts are recognized when the film is available for exhibition by the licensee and when certain other conditions are met. Revenues from domestic theatrical distribution of films are recognized as the films are exhibited.

Cash payments, advances or other fees are recorded as and when collected, unless all the conditions of revenue recognition have not been met. In the case of the latter, revenues are recorded as deferred revenue until all conditions are met.

Film costs include (1) development cost, (2) cost of production, (3) investment in distribution rights, and (4) marketing and distribution expenses. Film costs are amortized, and estimated residual and participation costs are accrued, on an individual film basis in the ratio that the current year's gross film revenues bear to management's estimate of total ultimate gross film revenues from all sources.

Film costs are stated at the lower of cost or estimated net realizable value on an individual film basis. Ultimate revenue and cost forecasts for films are periodically reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and costs indicate that a film will result in an ultimate loss, additional amortization is provided to fully recognize such loss.

Revenue from the sale or licensing of motion pictures and television programs is recognized upon meeting all recognition requirements of ASC 926. Revenue from the theatrical release of motion pictures is recognized at the time of exhibition based on the company's participation in box office receipts.

Recent accounting pronouncements

ASC Topic 860 (Statement of Financial Accounting Standards No. 166, "Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140," ("SFAS 166") eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity's continuing involvement in and exposure to the risks related to transferred financial assets. SFAS 166 is effective for fiscal years beginning after November 15, 2009. The Company will adopt SFAS 166 in 2010. The Company does not expect that the adoption of SFAS 166 will have a material impact on the financial statements.

ASC Topic 810 (Statement of Financial Accounting Standards No. 167, "Amendments to FASB Interpretation No. 46(R)," ("SFAS 167") provides for: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. SFAS 167 is effective for the first annual reporting period beginning after November 15, 2009 and for interim periods within that first annual reporting period. The Company will adopt SFAS 167 in 2010. The Company does not expect that the adoption of SFAS 167 will have a material impact on the financial statements.

ASC Topic 105 (Statement of Financial Accounting Standards No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles," ("SFAS 168") replaces FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles", and establishes the FASB Accounting Standards Codification ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles ("GAAP"). SFAS 168 is effective for interim and annual periods ending after September 15, 2009. The Company will begin to use the new Codification when referring to GAAP in its annual financial statements for the year ending December 31, 2009. This will not have an impact on the results of the Company.

(2) Related Party Transactions

Years ended December 31, 2009 and 2008

The Company had $62,100 in rent payable to officers at January 1, 2006. During 2006 the officer agreed to forgive this payable as contributed capital, which is included in the accompanying financial statements as Additional Paid in Capital.

Officers of the Company provided the use of office space and equipment to the Company during the first two months of the year ended December 31, 2008, while Black & Baird, an affiliate owned and managed by one of the company's officers, provided the use of office space and equipment to the Company during the final ten months of 2008 and all of 2009. The use of the facilities was valued at approximately $200 per month. During the first two months of the year ended December 31, 2008, the Company classified these expenses as contributed capital which are included in the accompanying financial statements as Additional Paid in Capital. Beginning March 1, 2008 the Company began to pay rent expense. Rent expense for the years ended December 31, 2009 and 2008 totaled $2,092 and $2,515, respectively. Rent payable to the affiliate totaled $1,147 and $-0- as of December 31, 2009 and 2008, respectively, and is reported in the accompanying financial statements as Indebtedness to Related Parties.

The president agreed to serve as the producer and general manager of the Project. Under the terms of the acquisition agreement, the president will receive a management fee $5,000 per month during the pre-production phase and $10,000 per month once production of the pilot commences. The Company incurred compensation expenses totaling $120,000 and $120,000, respectively, for management fees, business development and administrative services provided by the Company's two officers during the years ended December 31, 2009 and 2008. The Company's officers agreed to contribute the services for which compensation expense was incurred for the years ended December 31, 2009 and 2008, which is included in the accompanying financial statements as Additional Paid in Capital.

As of December 31, 2007, the Company owed to its officers $367,102 for unpaid compensation. During June 2008, the Company and its officers agreed to convert the entire obligation into 2,447,347 shares (unaudited) of the Company's common stock, a rate of $.15 per share. The transaction was recorded at the fair value of the common stock as determined by the Company's Board of Directors. As of December 31, 2009 and 2008, the Company owed the officers no amounts for unpaid services.

For the years ended December 31, 2009 and 2008, the officers advanced the Company $-0- and $12,718, respectively, for working capital. All working capital payable advances were repaid as of December 31, 2009 and 2008.

NORVANCO INC.
(A Development Stage Company)
Notes to Unaudited Financial Statements

During June 2009, an officer advanced the Company funds under the terms of a $25,000 promissory note. The note carries an eight percent interest rate and matures on June 10, 2010. During 2009, the officer advanced the Company $6,524, which was outstanding at December 31, 2009. Interest expense and accrued interest payable on the note totaled $174 at December 31, 2009.

The following schedule discloses the payments made and liabilities owed to the Company's officers for the years ended December 31, 2009 and 2008:

NORVANCO INC.
(A Development Stage Company)
Notes to Unaudited Financial Statements

	President	Secretary	Total
Rent			
Rent payable to officers at January 1, 2008	$ -	$ -	$ -
Rent incurred for the year ended December 31, 2008	200	2,315	2,515
Rent forgiven as contributed capital during 2008	(200)	-	(200)
Rent paid to officers at December 31, 2008	-	(2,315)	(2,315)
Rent payable to officers at December 31, 2008	-	-	-
Rent incurred for the year ended December 31, 2009	-	2,092	2,092
Rent paid to officers at December 31, 2009	-	(945)	(945)
Rent payable to officers at December 31, 2009	$ -	$ 1,147	$ 1,147
Compensation			
	$ 184,452	$ 182,650	$ 367,102
Compensation incurred for the year ended December 31, 2008	60,000	60,000	120,000
Compensation forgiven as contributed capital during 2008	(60,000)	(60,000)	(120,000)
Compensation converted to common stock during 2008	(184,452)	(182,650)	(367,102)
Compensation payable to officers at December 31, 2008	-	-	-
Compensation incurred for the year ended December 31, 2009	120,000	120,000	240,000
Compensation forgiven as contributed capital during 2009	(120,000)	(120,000)	(240,000)
Compensation payable to officers at December 31, 2009	$ -	$ -	$ -
Working capital advances			
Advances payable to officers at January 1, 2008	$ 7,600	$ 44,249	$ 51,849
Advances received during the year ended December 31, 2008	17,894	19,091	36,985
Payments made during 2008	(25,494)	(63,340)	(88,834)
Advances payable to officers at December 31, 2008	-	-	-
Advances received during the year ended December 31, 2009	-	-	-
Payments made during 2009	-	-	-
Advances payable to officers at December 31, 2009	$ -	$ -	$ -
Notes Payable			
Notes payable to officers at January 1, 2008	$ -	$ -	$ -
Proceeds received during the year ended December 31, 2008	-	-	-
Payments made during 2008	-	-	-
Notes payable to officers at December 31, 2008	-	-	-
Proceeds received during the year ended December 31, 2009	-	6,524	6,524
Payments made during 2009	-	-	-
Notes payable to officers at December 31, 2009	$ -	$ 6,524	$ 6,524
Total amounts owed to officers at December 31, 2009	$ -	$ 7,671	$ 7,671

During January 2002, the Company sold 5,000,000 shares of its $.001 par value common stock to its two officers (2,500,000 shares each) for $5,000 ($.001 per share).

On February 19, 2002, the Company acquired all of the rights, titles and interests in the Project from the Company's president. Because the transaction occurred between related parties, the rights, titles and interest in the Project were valued based on the carrying value as held by the president prior to the transaction, or $10,000. The Project became fully amortized as of fiscal year end 2005.

During the year ended December 31, 2008, the Company advanced its Secretary a $60,000 loan, of which $10,000 was repaid during 2008. The receivable was non-interest bearing and due on demand. The note receivable is included in the accompanying financial statements as Due from related party. The Company received payment for the entire balance of the receivable during 2009.

Six months ended June 30, 2010

Black & Baird, an affiliate owned and managed by one of the Company's officers provided the use of office space and equipment to the Company during the six months ended June 30, 2010 and 2009. Rent expense for the six months ended June 30, 2010 and 2009 totaled $1,258 and $879, respectively. As of June 30, 2010, the Company owed $2,390 in rent, which is reported in the accompanying financial statements as Indebtedness to related parties.

The Company incurred compensation expenses totaling $60,000, $60,000, and $1,020,000, respectively, for management fees, business development and administrative services provided by the Company's two officers during the six months ended June 30, 2010 and 2009, and from December 11, 2001 (inception) through June 30, 2010. The Company's officers have agreed to contribute the services for which the compensation expense was incurred from January 1, 2009 to June 30, 2010, which is included in the accompanying financial statements as Additional paid-in capital.

During June 2009, an officer advanced the Company funds under the terms of a $25,000 promissory note. The note carries an eight percent interest rate and matures on June 10, 2011. As of December 31, 2009, the Company owed $6,524 on the note. $211 was repaid against the note during the six months ended June 30, 2010 reducing the balance owed to $6,313 at June 30, 2010. Interest expense totaled $324 for the six months ended June 30, 2010 and accrued interest payable on the note totaled $498 at June 30, 2010.

During June 2010, an officer advanced the Company funds under the terms of a $5,000 promissory note. The note carries an eight percent interest rate and matures on June 1, 2011. As of June 30, 2010, the Company owed $5,000 on the note. Interest expense totaled $33 for the six months ended June 30, 2010 and accrued interest payable on the note totaled $33 at June 30, 2010.

The following schedule discloses the payments made and liabilities owed to the Company's officers for the six months ended June 30, 2010:

	President	Secretary	Total
Rent			
Rent payable to officers at January 1, 2010	$ -	$ 1,147	$ 1,147
Rent incurred for the six months ended June 30, 2010	-	1,243	1,243
Rent paid during the period ended June 30, 2010	-	-	-
Rent payable to officers at June 30, 2010	$ -	$ 2,390	$ 2,390
Compensation			
Compensation payable to officers at January 1, 2010	$ -	$ -	$ -
Compensation incurred for the six months ended June 30, 2010	30,000	30,000	60,000
Compensation forgiven as contributed capital during 2010	(30,000)	(30,000)	(60,000)
Compensation payable to officers at June 30, 2010	$ -	$ -	$ -
Notes Payable			
Notes payable to officers at January 1, 2010	$ -	$ 6,524	$ 6,524
Advances received during the six months ended June 30, 2010	-	5,000	5,000
Payments made during 2010	-	(211)	(211)
Notes payable owed to officers at June 30, 2010	$ -	$ 11,313	$ 11,313

(3) Shareholders' Equity

Preferred Stock

The Board of Directors is authorized to issue shares of preferred stock in series and to fix the number of shares in such series as well as the designation, relative rights, powers, preferences, restrictions, and limitations of all such series. The Company had no preferred shares issued and outstanding at June 30, 2010 and 2009; or December 31, 2009 and 2008.

Common Stock

During April 2009, the Company issued 40,000 common shares to a consultant in exchange for services rendered. The transaction was recorded at $10,000 ($.25 per share), fair value on the transaction date.

Private Placement Offerings

During August 2008, the Company conducted a private placement offering whereby it sold 86,061 shares of its $.001 par value stock for $.25 per share pursuant to an exemption from registration claimed under Regulation S of the Securities Act of 1933, as amended (unaudited). The Company relied upon exemptions from registration believed by it to be available under federal and state securities laws in connection with the offering. The shares were sold through the Company's officers and directors. The Company received proceeds from the offering totaling $21,515.

During June 2008, the Company repurchased 175,000 shares of its common stock for $.01 per share, or $1,750.

During March and April 2008, the Company conducted a private placement offering whereby it sold 3,000,000 shares of its $.001 par value stock for $.0833 per share pursuant to an exemption from registration claimed under Regulation S of the Securities Act of 1933, as amended. The Company relied upon exemptions from registration believed by it to be available under federal and state securities laws in connection with the offering. The shares were sold through the Company's officers and directors. The Company received proceeds from the offering totaling $250,000 less the offering costs of $25,000.

During the period from July 2003 through December 2004, the Company conducted a private placement offering whereby it sold 332,121 shares of its $.001 par value common stock for $.25 per share pursuant to an exemption from registration claimed under Regulation S of the Securities Act of 1933, as amended. The Company relied upon exemptions from registration believed by it to be available under federal and state securities laws in connection with the offering. The shares were sold through the Company's officers and directors. The Company received proceeds from the offering totaling $83,030.

During the six months ended June 30, 2005, the Company continued the above private placement offering that commenced in July 2003, and sold 29,800 shares of its $.001 par value common stock for $.25 per share. The Company received proceeds from the offering totaling $7,450.

During the period from May through November 2002, the Company conducted a private placement offering whereby it sold 242,262 shares of its $.001 par value common stock for $.25 per share pursuant to an exemption from registration claimed under Regulation S of the Securities Act of 1933, as amended. The Company relied upon exemptions from registration believed by it to be available under federal and state securities laws in connection with the offering. The shares were sold through the Company's officers and directors. The Company received proceeds from the offering totaling $60,565.

During February and March 2002, the Company conducted a private placement offering whereby it sold 3,000,000 shares of its $.001 par value common stock for $.01 per share pursuant to an exemption from registration claimed under Regulation S of the Securities Act of 1933, as amended. The Company relied upon exemptions from registration believed by it to be available under federal and state securities laws in connection with the offering. The shares were sold through the Company's officers and directors. The Company received proceeds from the offering totaling $30,000.

(4) Gain on Settlement of Payables

During year ended December 31, 2008, the Company extinguished two account payables owed for legal and professional fees. The liabilities totaled $32,984 and were settled for cash payments of $7,500, resulting in a gain of $25,484.

(5) Income Taxes

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate is as follows:

	Six Months Ended June 30,	Years Ended December 31,	
	2010	2009	2008
U.S. federal statutory graduated rate	15.00%	17.59%	17.19%
Contributed rent and services	-13.46%	-11.26%	-11.22%
Net operating loss for which no tax benefit is currently available	-1.54%	-6.33%	-5.97%
	0.00%	0.00%	0.00%

At June 30, 2010, deferred taxes consisted of a net tax asset of $220,232, due to operating loss carryforwards of $850,727, which was fully allowed for, in the valuation allowance of $220,232. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the six months ended June 30, 2010 totaled $1,030. The current tax benefit also totaled $1,030 for the six months ended June 30, 2010.

At December 31, 2009, deferred taxes consisted of a net tax asset of $219,202, due to operating loss carryforwards of $843,863, which was fully allowed for, in the valuation allowance of $219,202. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the years ended December 31, 2009 and 2008 totaled $11,877 and $11,023, respectively. The current tax benefit also totaled $11,877 and $11,023, respectively, for the years ended December 31, 2009 and 2008. The net operating loss carryforward expires through the year 2029.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation, which could reduce or defer the utilization of these losses.

EXHIBIT INDEX

Item		Exhibits	
3.	Articles of Incorporation and By-laws	3(a) 3(b)	Articles of Incorporation By-laws
5.	Counsel's Opinion as to Legality of Securities	5.	Copy of Opinion of William M. Aul and Consent 24(a)
10.	Material Contracts	10(a)	Letter Agreement of January 25, 2000 with Showstar Productions
		10(b)	Agreement of April 15, 2002 with Gordon Thompson
		10(c)	Agreement with Marc Berman Entertainment of November 9, 1999

3(a)


SECRETARY OF STATE
THE GREAT SEAL OF THE STATE OF
ALL FOR OUR COUNTRY
NEVADA
STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **NORVANCO INC.** did on **December 11, 2001** file in this office the original Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, in Carson City, Nevada, on **December 12, 2001**.


THE GREAT SEAL OF THE STATE OF
NEVADA

Dean Heller

Secretary of State

By [signature]

Certification Clerk

Filing Fee: __________

Receipt #: __________

FILED # C32930-01

DEC 11 2001

IN THE OFFICE OF
DEAN HELLER SECRETARY OF STATE

ARTICLES OF INCORPORATION

(PURSUANT TO NRS 78)

STATE OF NEVADA

Secretary of State

Article 1. Name

The name of the Corporation is: **NORVANCO INC.**

Article 2. Registered Agent

The name of the Resident Agent of the Corporation is Cane & Company, LLC. The address of the Resident Agent of the Corporation is Suite 500, 2300 West Sahara, Las Vegas, Nevada 89102.

Article 3. Capital Stock

The aggregate number of shares that the Corporation will have authority to issue is Two Hundred Million (200,000,000), of which One Hundred Million (100,000,000) shares will be common stock, with a par value of $0.001 per share, and One Hundred Million (100,000,000) shares will be preferred stock, with a par value of $0.001 per share.

The Preferred Stock may be divided into and issued in series. The Board of Directors of the Corporation is authorized to divide the authorized shares of Preferred Stock into one or more series, each of which shall be so designated as to distinguish the shares thereof from the shares of all other series and classes. The Board of Directors of the Corporation is authorized, within any limitations prescribed by law and this Article, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of Preferred Stock including but not limited to the following.

(a) The rate of dividend, the time of payment of dividends, whether dividends are cumulative, and the date from which any dividends shall accrue;

(b) Whether shares may be redeemed, and, if so, the redemption price and the terms and conditions of redemption;

(c) The amount payable upon shares in the event of voluntary or involuntary liquidation;

(d) Sinking fund or other provisions, if any, for the redemption or purchase of shares;

(e) The terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;

(f) Voting powers, if any, provided that if any of the Preferred Stock or series thereof shall have voting rights, such Preferred Stock or series shall vote only on a share for share basis with the Common Stock on any matter, including but not limited to the election of directors, for which such Preferred Stock or series has such rights; and

(g) Subject to the foregoing, such other terms, qualifications, privileges, limitations, options, restrictions, and special or relative rights and preferences, if any, of shares or such series as the Board of Directors of the Corporation may, at the time so acting, lawfully fix and determine under the laws of the State of Nevada.

The Corporation shall not declare, pay or set apart for payment any dividend or other distribution (unless payable solely in shares of Common Stock or other class of stock junior to the Preferred Stock as to dividends or upon liquidation) in respect of Common Stock, or other class of stock junior to the Preferred Stock, nor shall it redeem, purchase or otherwise acquire for consideration shares of any of the foregoing, unless dividends, if any, payable to holders of Preferred Stock for the current period (and in the case of cumulative dividends, if any, payable to holders of Preferred Stock for the current period and in the case of cumulative dividends, if any, for all past periods) have been paid, are being paid or have been set aside for payment, in accordance with the terms of the Preferred Stock, as fixed by the Board of Directors.

In the even of the liquidation of the Corporation, holders of Preferred Stock shall be entitled to receive, before any payment or distribution on the Common Stock or any other class of stock junior to the Preferred Stock upon liquidation, a distribution per share in the amount of the liquidation preference, if any, fixed or determined in accordance with the terms of such Preferred Stock plus, if so provided in such terms, an amount per share equal to accumulated and unpaid dividends in respect of such Preferred Stock (whether or not earned or declared) to the date of such distribution. Neither the sale, lease or exchange of all or substantially all of the property and assets of the Corporation, nor any consolidation or merger of the Corporation, shall be deemed to be a liquidation for the purposes of this Article.

Article 4. Board of Directors

(a) ***Number of Directors.*** The number of the directors constituting the entire Board will be not less than one (1) nor more than fifteen (15) as fixed from time to time by vote of the majority of the entire Board, provided, however, that the number of directors will not be reduced so as to shorten the term of any director at the time in office.

(b) ***Vacancies.*** Any vacancies in the Board of Directors for any reason, and any directorships resulting from any increase in the number of directors, may be filled by the Board of Directors, acting by a majority of the directors then in office, although less than a quorum, and any directors so chosen will hold office during the remainder of the term of office of the resigning director.

(c) ***First Board of Directors.*** The first Board of Directors will consist of TWO (2) member(s) and their names and addresses are as follows:

Name of Director:	GORDON W. THOMPSON
Address of Director:	2255 TAMARISK DRIVE PALM SPRINGS, CA 92262
Name of Director:	DAVID O. HILL
Address of Director:	17 RIVER ROCK, 1027 LYNN VALLEY ROAD NORTH VANCOUVER, BC, CANADA, V7J 1Z6

Article 5. Purpose

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under NRS 78.

Article 6. Acquisition of Controlling Interest

The Corporation elects not to be governed by NRS 78.378 to 78.3793, inclusive.

Article 7. Combinations with Interest Stockholders

The Corporation elects not to be governed by NRS 78.411 to 78.444, inclusive.

Article 8. Liability

To the fullest extent permitted by NRS 78, a director or officer of the Corporation will not be personally liable to the Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, provided that this article will not eliminate or limit the liability of a director or officer for:

(a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or

(b) the payment of distributions in violation of NRS 78.300, as amended.

Any amendment or repeal of this Article 7 will not adversely affect any right or protection of a director of the Corporation existing immediately prior to such amendment or repeal.

Article 9. Indemnification

(a) ***Right to Indemnification.*** The Corporation will indemnify to the fullest extent permitted by law any person (the "Indemnitee") made or threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (whether or not by or in the right of the Corporation) by reason of the fact that he or she is or was a director of the Corporation or is or was serving as a director, officer, employee or agent of another entity at the request of the Corporation or any predecessor of the Corporation against judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys' fees and disbursements) that he or she incurs in connection with such action or proceeding.

(b) ***Inurement.*** The right to indemnification will inure whether or not the claim asserted is based on matters that predate the adoption of this Article 8, will continue as to an Indemnitee who has ceased to hold the position by virtue of which he or she was entitled to indemnification, and will inure to the benefit of his or her heirs and personal representatives.

(c) ***Non-exclusivity of Rights.*** The right to indemnification and to the advancement of expenses conferred by this Article 9 are not exclusive of any other rights that an Indemnitee may have or acquire under any statute, bylaw, agreement, vote of stockholders or disinterested directors, this Certificate of Incorporation or otherwise.

(d) ***Other Sources.*** The Corporation's obligation, if any, to indemnify or to advance expenses to any Indemnitee who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or other entity will be reduced by any amount such Indemnitee may collect as indemnification or advancement of expenses from such other entity.

(e) ***Advancement of Expenses.*** The Corporation will, from time to time, reimburse or advance to any Indemnitee the funds necessary for payment of expenses, including attorneys' fees and disbursements, incurred in connection with defending any proceeding for which he or she is indemnified by the Corporation, in advance of the final disposition of such proceeding; provided that the Corporation has received the undertaking of such director or officer to repay any such amount so advanced if it is ultimately determined by a final and unappealable judicial decision that the director or officer is not entitled to be indemnified for such expenses.

SIGNATURES OF INCORPORATORS

The names and address of each of the incorporator(s) signing the Articles of Incorporation:

Signature of Incorporator: [signature]

Name of Incorporator: MICHAEL A. CANE

Address of Incorporator: 2300 West Sahara Avenue, Suite 500, Box 18
Las Vegas, NV 89102

This instrument was acknowledged before me on the 10th day of December 2001, by MICHAEL A. CANE as incorporator of NORVANCO INC.

Signature of Notary Public: [signature]

Name of Notary Public: CYNTHIA REED



Notary Public - State of Nevada
County of Clark
CYNTHIA J. REED
My Appointment Expires
April 12, 2005
No: 01-68155-1

CERTIFICATE OF ACCEPTANCE BY APPOINTMENT OF RESIDENT AGENT

Cane & Company, LLC, hereby accepts appointment as Resident Agent for the above name corporation.

Signature of Authorized Signatory for Resident Agent: [signature]

Name of Authorized Signatory: MICHAEL A. CANE

Date: December 10, 2001

3(b)

BYLAWS,
AS AMENDED
OF
NORVANCO INC.

(A NEVADA CORPORATION)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of **Norvanco Inc.** (the "Corporation") in the State of Nevada shall be in the City of Las Vegas, State of Nevada.

Section 2. Other Offices. The Corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The corporate seal shall consist of a die bearing the name of the Corporation and the inscription, "Corporate Seal-Nevada." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the Corporation shall be held at such place, either within or without the State of Nevada, as may be designated from time to time by the Board of Directors, or, if not so designated, then at the office of the Corporation required to be maintained pursuant to Section 2 hereof.

Section 5. Annual Meeting.

(a) The annual meeting of the stockholders of the Corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors.

(b) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not later than the close of business on the sixtieth (60th) day nor earlier than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder to be timely must be so received not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by the Corporation fewer than seventy (70) days prior to the date of such annual meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business, (iii) the class and number of shares of the Corporation which are beneficially owned by the stockholder, (iv) any material interest of the stockholder in such business and (v) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"), in his capacity as a proponent to a stockholder proposal. Notwithstanding the foregoing, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholder's meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this paragraph (b). The chairman of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting and in accordance with the provisions of this paragraph (b), and, if he should so determine, he shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

(c) Only persons who are confirmed in accordance with the procedures set forth in this paragraph (c) shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders by or at the direction of the Board of Directors or by any stockholder of the Corporation entitled to vote in the election of directors at the meeting who complies with the notice procedures set forth in this paragraph (c). Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Corporation in accordance with the provisions of paragraph (b) of this Section 5. Such stockholder's notice shall set forth (i) as to each person, if any, whom the stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (c) the class and number of shares of the Corporation which are beneficially owned by such person, (D) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, and (E) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); and (ii) as to such stockholder giving notice, the information required to be provided pursuant to paragraph (b) of this Section 5. At the request of the Board of Directors, any person nominated by a stockholder for election as a director shall furnish to the Secretary of the Corporation that information required to be set forth in the stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this paragraph (c). The chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and if he should so determine, he shall so declare at the meeting, and the defective nomination shall be disregarded.

(d) For purposes of this Section 5, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption), and shall be held at such place, on such date, and at such time as the Board of Directors, shall determine.

(b) If a special meeting is called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the Corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. If the notice is not given within sixty (60) days after the receipt of the request, the person or persons requesting the meeting may set the time and place of the meeting and give the notice. Nothing contained in this paragraph (b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7. Notice of Meetings. Except as otherwise provided by law or the Articles of Incorporation, written notice of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, date and hour and purpose or purposes of the meeting. Notice of the time, place and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Articles of Incorporation, or by these Bylaws, the presence, in person or by proxy duly authorized, of the holder or holders of not less than one percent (1%) of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by law, the Articles of Incorporation or these Bylaws, all action taken by the holders of a majority of the votes cast, excluding abstentions, at any meeting at which a quorum is present shall be valid and binding upon the Corporation; provided, however, that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Articles of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, except where otherwise provided by the statute or by the Articles of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of the votes cast, including abstentions, by the holders of shares of such class or classes or series shall be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares casting votes, excluding abstentions. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the Corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote shall have the right to do so either in person or by an agent or agents authorized by a proxy granted in accordance with Nevada law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Nevada Court of Chancery for relief as provided in the General Corporation Law of Nevada, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

Section 12. List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not specified, at the place where the meeting is to be held. The list shall be produced and kept at the time and place of meeting during the whole time thereof and may be inspected by any stockholder who is present.

Section 13. Action Without Meeting. No action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws, or by the written consent of the shareholders in accordance with Chapter 78 of the Nevada Revised Statutes.

Section 14. Organization.

(a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or, if the President is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

(b) The Board of Directors of the Corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Qualification. The authorized number of directors of the Corporation shall be not less than one (1) nor more than twelve (12) as fixed from time to time by resolution of the Board of Directors; provided that no decrease in the number of directors shall shorten the term of any incumbent directors. Directors need not be stockholders unless so required by the Articles of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 16. Powers. The powers of the Corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Articles of Incorporation.

Section 17. Election and Term of Office of Directors. Members of the Board of Directors shall hold office for the terms specified in the Articles of Incorporation, as it may be amended from time to time, and until their successors have been elected as provided in the Articles of Incorporation.

Section 18. Vacancies. Unless otherwise provided in the Articles of Incorporation, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholder vote, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 19. Resignation. Any director may resign at any time by delivering his written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 20. Removal. Subject to the Articles of Incorporation, any director may be removed by:

(a) the affirmative vote of the holders of a majority of the outstanding shares of the Corporation then entitled to vote, with or without cause; or

(b) the affirmative and unanimous vote of a majority of the directors of the Corporation, with the exception of the vote of the directors to be removed, with or without cause.

Section 21. Meetings.

(a) **Annual Meetings.** The annual meeting of the Board of Directors shall be held immediately after the annual meeting of stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b) **Regular Meetings.** Except as hereinafter otherwise provided, regular meetings of the Board of Directors shall be held in the office of the Corporation required to be maintained pursuant to Section 2 hereof. Unless otherwise restricted by the Articles of Incorporation, regular meetings of the Board of Directors may also be held at any place within or without the state of Nevada which has been designated by resolution of the Board of Directors or the written consent of all directors.

(c) **Special Meetings.** Unless otherwise restricted by the Articles of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Nevada whenever called by the Chairman of the Board, the President or any two of the directors.

(d) **Telephone Meetings.** Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e) **Notice of Meetings.** Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, facsimile, telegraph or telex, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting, or sent in writing to each director by first class mail, charges prepaid, at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(f) **Waiver of Notice.** The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum and Voting.

(a) Unless the Articles of Incorporation requires a greater number and except with respect to indemnification questions arising under Section 43 hereof, for which a quorum shall be one-third of the exact number of directors fixed from time to time in accordance with the Articles of Incorporation, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Articles of Incorporation provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Articles of Incorporation or these Bylaws.

Section 23. Action Without Meeting. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 24. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) **Executive Committee.** The Board of Directors may by resolution passed by a majority of the whole Board of Directors appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, including without limitation the power or authority to declare a dividend, to authorize the issuance of stock and to adopt a certificate of ownership and merger, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Articles of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the bylaws of the Corporation.

(b) **Other Committees.** The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, from time to time appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall such committee have the powers denied to the Executive Committee in these Bylaws.

(c) **Term.** Each member of a committee of the Board of Directors shall serve a term on the committee coexistent with such member's term on the Board of Directors. The Board of Directors, subject to the provisions of subsections (a) or (b) of this Bylaw may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) **Meetings.** Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 26. Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or if the President is absent, the most senior Vice President, or, in the absence of any such officer, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 27. Officers Designated. The officers of the Corporation shall include, if and when designated by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer, the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Direction. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the Corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the Corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 28. Tenure and Duties of Officers.

(a) **General.** All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b) **Duties of Chairman of the Board of Directors.** The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no President, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the Corporation and shall have the powers and duties prescribed in paragraph (c) of this Section 28.

(c) **Duties of President.** The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the

Board of Directors has been appointed and is present. Unless some other officer has been elected Chief Executive Officer of the Corporation, the President shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. The President shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d) **Duties of Vice Presidents.** The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(e) **Duties of Secretary.** The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the Corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties given him in these Bylaws and other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) **Duties of Chief Financial Officer.** The Chief Financial Officer shall keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. The President may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

Section 29. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 30. Resignations. Any officer may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

Section 31. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 32. Execution of Corporate Instrument. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the Corporation any corporate instrument or document, or to sign on behalf of the Corporation the corporate name without limitation, or to enter into contracts on behalf of the Corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the Corporation.

Unless otherwise specifically determined by the Board of Directors or otherwise required by law, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the Corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the Corporation, shall be executed, signed or endorsed by the Chairman of the Board of Directors, or the President or any Vice President, and by the Secretary or Treasurer or any Assistant Secretary or Assistant Treasurer. All other instruments and documents requiting the corporate signature, but not requiring the corporate seal, may be executed as aforesaid or in such other manner as may be directed by the Board of Directors.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the Corporation or in special accounts of the Corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 33. Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the Corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 34. Form and Execution of Certificates. Certificates for the shares of stock of the Corporation shall be in such form as is consistent with the Articles of Incorporation and applicable law. Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board of Directors, or the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the Corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. Each certificate shall state upon the face or back thereof, in full or in summary, all of the powers, designations, preferences, and rights, and the limitations or restrictions of the shares authorized to be issued or shall, except as otherwise required by law, set forth on the face or back a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section or otherwise required by law or with respect to this section a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

Section 35. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The Corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require or to give the Corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 36. Transfers.

(a) Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the General Corporation Law of Nevada.

Section 37. Fixing Record Dates.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is filed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 38. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 39. Execution of Other Securities. All bonds, debentures and other corporate securities of the Corporation, other than stock certificates (covered in Section 34), may be signed by the Chairman of the Board of Directors, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the Corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the Corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the Corporation.

ARTICLE IX

DIVIDENDS

Section 40. Declaration of Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

Section 41. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 42. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 43. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) **Directors Officers.** The Corporation shall indemnify its directors and officers to the fullest extent not prohibited by the Nevada General Corporation Law; provided, however, that the Corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the Corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation, (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Nevada General Corporation Law or (iv) such indemnification is required to be made under subsection (d).

(b) **Employees and Other Agents.** The Corporation shall have power to indemnify its employees and other agents as set forth in the Nevada General Corporation Law.

(c) **Expense.** The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said mounts if it should be determined ultimately that such person is not entitled to be indemnified under this Bylaw or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the Corporation to an officer of the Corporation (except by reason of the fact that such officer is or was a director of the Corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

(d) **Enforcement.** Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or officer. Any right to indemnification or advances granted by this Bylaw to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. In connection with any claim for indemnification, the Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standard of conduct that make it permissible under the Nevada General Corporation Law for the Corporation to indemnify the claimant for the amount claimed. In connection with any claim by an officer of the Corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such officer is or was a director of the Corporation) for advances, the Corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed in the best interests of the Corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Nevada General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this Article XI or otherwise shall be on the Corporation.

(e) **Non-Exclusivity of Rights.** The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Nevada General Corporation Law.

(f) **Survival of Rights.** The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) **Insurance.** To the fullest extent permitted by the Nevada General Corporation Law, the Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(h) **Amendments.** Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

(i) **Saving Clause.** If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

(j) **Certain Definitions.** For the purposes of this Bylaw, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(iii) The term the "Corporation" shall include, in addition to the resulting Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References to a "director," "executive officer," "officer," "employee," or "agent" of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(v) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Bylaw.

ARTICLE XII

NOTICES

Section 44. Notices.

(a) **Notice to Stockholders.** Whenever, under any provisions of these Bylaws, notice is required to be given to any stockholder, it shall be given in writing, timely and duly deposited in the United States mail, postage prepaid, and addressed to his last known post office address as shown by the stock record of the Corporation or its transfer agent.

(b) **Notice to directors.** Any notice required to be given to any director may be given by the method stated in subsection (a), or by facsimile, telex or telegram, except that such notice other than one which is delivered personally shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) **Affidavit of Mailing.** An affidavit of mailing, executed by a duly authorized and competent employee of the Corporation or its transfer agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) **Time Notices Deemed Given.** All notices given by mail, as above provided, shall be deemed to have been given as at the time of mailing, and all notices given by facsimile, telex or telegram shall be deemed to have been given as of the sending time recorded at time of transmission.

(e) **Methods of Notice.** It shall not be necessary that the same method of giving notice be employed in respect of all directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(f) **Failure to Receive Notice.** The period or limitation of time within which any stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent him in the manner above provided, shall not be affected or extended in any manner by the failure of such stockholder or such director to receive such notice.

(g) **Notice to Person with Whom Communication Is Unlawful.** Whenever notice is required to be given, under any provision of law or of the Articles of Incorporation or Bylaws of the Corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be require and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the Nevada General Corporation Law, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(h) **Notice to Person with Undeliverable Address.** Whenever notice is required to be given, under any provision of law or the Articles of Incorporation or Bylaws of the Corporation, to any stockholder to whom (i) notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to such person during the period between such two consecutive annual meetings, or (ii) all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a twelve-month period, have been mailed addressed to such person at his address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such person shall not be required. Any action or meeting which shall be taken or held without notice to such person shall have the same force and effect as if such notice had been duly given. If any such person shall deliver to the Corporation a written notice setting forth his then current address, the requirement that notice be given to such person shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the Nevada General Corporation Law, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to this paragraph.

ARTICLE XIII

AMENDMENTS

Section 45. Amendments.

The Board of Directors shall have the power to adopt, amend, or repeal Bylaws as set forth in the Articles of Incorporation.

ARTICLE XIV

LOANS TO OFFICERS

Section 46. Loans to Officers. The Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a Director of the Corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the Corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

Declared as the By-Laws, as amended, of Norvanco Inc. as of the 29th day of November, 2002.

Signature of Officer: 

Name of Officer: **DAVID O. HILL**

Position of Officer: SECRETARY, TREASURER & DIRECTOR

F:\Client Files\4200-4299\4252\99-Corp Records\BYLAWS.2002-11-29.Amend.doc

WRITTEN CONSENT TO ACTION WITHOUT MEETING
OF THE DIRECTORS OF
NORVANCO INC.
A NEVADA CORPORATION

The undersigned, being all of the duly appointed and acting members of the Board of Directors of Norvanco Inc. a Nevada corporation (the "Corporation"), do hereby consent to the adoption of, and do hereby adopt, the following resolutions with the same force and effect as if adopted at a meeting of the Board of Directors duly called and held, pursuant to Section 78.315(2) of the Nevada Revised Statutes and pursuant to the bylaws of the Corporation.

RESOLVED THAT:

1. The By-Laws of the Corporation be amended to amend Article III, Section 13 to permit shareholder action by written consent in accordance with Chapter 78 of the Nevada Revised Statues and to delete Article XV, Section 47. "Restrictions on Share Transfer".

2. The amended code of By-Laws attached to this resolution be approved and declared to be the By-Laws of the Corporation, and a copy of the By-Laws be filed in the minute book of the Corporation.

3. These resolutions may be signed by the directors in as many counterparts as may be necessary, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set forth below.

The undersigned, being all the Directors of Novanco Inc., have executed these resolutions by written consent effective as of the 29th day of November, 2002.



GORDON W. THOMPSON



DAVID O. HILL

F:\Client Files\4200-4299\4252\99-Corp Records\DirRes.2002-11-29.Amend Bylaws.doc

3(b)

BYLAWS
OF
NORVANCO INC.

(A NEVADA CORPORATION)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Nevada shall be in the City of Las Vegas, State of Nevada.

Section 2. Other Offices. The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The corporate seal shall consist of a die bearing the name of the corporation and the inscription, "Corporate Seal-Nevada." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the corporation shall be held at such place, either within or without the State of Nevada, as may be designated from time to time by the Board of Directors, or, if not so designated, then at the office of the corporation required to be maintained pursuant to Section 2 hereof.

Section 5. Annual Meeting.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors.

(b) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation not later than the close of business on the sixtieth (60th) day nor earlier than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder to be timely must be so received not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by the corporation fewer than seventy (70) days prior to the date of such annual meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the corporation. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the corporation's books, of the stockholder proposing such business, (iii) the class and number of shares of the corporation which are beneficially owned by the stockholder, (iv) any material interest of the stockholder in such business and (v) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"), in his capacity as a proponent to a stockholder proposal. Notwithstanding the foregoing, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholder's meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this paragraph (b). The chairman of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting and in accordance with the provisions of this paragraph (b), and, if he should so determine, he shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

(c) Only persons who are confirmed in accordance with the procedures set forth in this paragraph (c) shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the corporation may be made at a meeting of stockholders by or at the direction of the Board of Directors or by any stockholder of the corporation entitled to vote in the election of directors at the meeting who complies with the notice procedures set forth in this paragraph (c). Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the corporation in accordance with the provisions of paragraph (b) of this Section 5. Such stockholder's notice shall set forth (i) as to each person, if any, whom the stockholder proposes to nominate for election or re-election as a director:

(A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (c) the class and number of shares of the corporation which are beneficially owned by such person, (D) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, and (E) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); and (ii) as to such stockholder giving notice, the information required to be provided pursuant to paragraph (b) of this Section 5. At the request of the Board of Directors, any person nominated by a stockholder for election as a director shall furnish to the Secretary of the corporation that information required to be set forth in the stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth in this paragraph (c). The chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and if he should so determine, he shall so declare at the meeting, and the defective nomination shall be disregarded.

(d) For purposes of this Section 5, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption), and shall be held at such place, on such date, and at such time as the Board of Directors, shall determine.

(b) If a special meeting is called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. If the notice is not given within sixty (60) days after the receipt of the request, the person or persons requesting the meeting may set the time and place of the meeting and give the notice. Nothing contained in this paragraph

(b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7. Notice of Meetings. Except as otherwise provided by law or the Articles of Incorporation, written notice of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, date and hour and purpose or purposes of the meeting. Notice of the time, place and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Articles of Incorporation, or by these Bylaws, the presence, in person or by proxy duly authorized, of the holder or holders of not less than one percent (1%) of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by law, the Articles of Incorporation or these Bylaws, all action taken by the holders of a majority of the votes cast, excluding abstentions, at any meeting at which a quorum is present shall be valid and binding upon the corporation; provided, however, that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Articles of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, except where otherwise provided by the statute or by the Articles of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of the votes cast, including abstentions, by the holders of shares of such class or classes or series shall be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares casting votes, excluding abstentions. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote shall have the right to do so either in person or by an agent or agents authorized by a proxy granted in accordance with Nevada law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Nevada Court of Chancery for relief as provided in the General Corporation Law of Nevada, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

Section 12. List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not specified, at the place where the meeting is to be held. The list shall be produced and kept at the time and place of meeting during the whole time thereof and may be inspected by any stockholder who is present.

Section 13. Action Without Meeting. No action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws, or by the written consent of all stockholders.

Section 14. Organization.

(a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or, if the President is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

(b) The Board of Directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Qualification. The authorized number of directors of the corporation shall be not less than one (1) nor more than twelve (12) as fixed from time to time by resolution of the Board of Directors; provided that no decrease in the number of directors shall shorten the term of any incumbent directors. Directors need not be stockholders unless so required by the Articles of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 16. Powers. The powers of the corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Articles of Incorporation.

Section 17. Election and Term of Office of Directors. Members of the Board of Directors shall hold office for the terms specified in the Articles of Incorporation, as it may be amended from time to time, and until their successors have been elected as provided in the Articles of Incorporation.

Section 18. Vacancies. Unless otherwise provided in the Articles of Incorporation, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholder vote, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 19. Resignation. Any director may resign at any time by delivering his written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 20. Removal. Subject to the Articles of Incorporation, any director may be removed by:

(a) the affirmative vote of the holders of a majority of the outstanding shares of the Corporation then entitled to vote, with or without cause; or

(b) the affirmative and unanimous vote of a majority of the directors of the Corporation, with the exception of the vote of the directors to be removed, with or without cause.

Section 21. Meetings.

(a) **Annual Meetings.** The annual meeting of the Board of Directors shall be held immediately after the annual meeting of stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b) **Regular Meetings.** Except as hereinafter otherwise provided, regular meetings of the Board of Directors shall be held in the office of the corporation required to be maintained pursuant to Section 2 hereof. Unless otherwise restricted by the Articles of Incorporation, regular meetings of the Board of Directors may also be held at any place within or without the state of Nevada which has been designated by resolution of the Board of Directors or the written consent of all directors.

(c) **Special Meetings.** Unless otherwise restricted by the Articles of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Nevada whenever called by the Chairman of the Board, the President or any two of the directors.

(d) **Telephone Meetings.** Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e) **Notice of Meetings.** Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, facsimile, telegraph or telex, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting, or sent in writing to each director by first class mail, charges prepaid, at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(f) **Waiver of Notice.** The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum and Voting.

(a) Unless the Articles of Incorporation requires a greater number and except with respect to indemnification questions arising under Section 43 hereof, for which a quorum shall be one-third of the exact number of directors fixed from time to time in accordance with the Articles of Incorporation, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Articles of Incorporation provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Articles of Incorporation or these Bylaws.

Section 23. Action Without Meeting. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 24. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) **Executive Committee.** The Board of Directors may by resolution passed by a majority of the whole Board of Directors appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, including without limitation the power or authority to declare a dividend, to authorize the issuance of stock and to adopt a certificate of ownership and merger, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Articles of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amending the bylaws of the corporation.

(b) **Other Committees.** The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, from time to time appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall such committee have the powers denied to the Executive Committee in these Bylaws.

(c) **Term.** Each member of a committee of the Board of Directors shall serve a term on the committee coexistent with such member's term on the Board of Directors. The Board of Directors, subject to the provisions of subsections (a) or (b) of this Bylaw may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) **Meetings.** Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 26. Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or if the President is absent, the most senior Vice President, or, in the absence of any such officer, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 27. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer, the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 28. Tenure and Duties of Officers.

(a) **General.** All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b) **Duties of Chairman of the Board of Directors.** The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no President, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in paragraph (c) of this Section 28.

(c) **Duties of President.** The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. Unless some other officer has been elected Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d) **Duties of Vice Presidents.** The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(e) **Duties of Secretary.** The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties given him in these Bylaws and other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) **Duties of Chief Financial Officer.** The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. The President may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

Section 29. **Delegation of Authority.** The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 30. **Resignations.** Any officer may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 31. **Removal.** Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 32. **Execution of Corporate Instrument.** The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation.

Unless otherwise specifically determined by the Board of Directors or otherwise required by law, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the corporation, shall be executed, signed or endorsed by the Chairman of the Board of Directors, or the President or any Vice President, and by the Secretary or Treasurer or any Assistant Secretary or Assistant Treasurer. All other instruments and documents requiting the corporate signature, but not requiring the corporate seal, may be executed as aforesaid or in such other manner as may be directed by the Board of Directors.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 33. Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 34. Form and Execution of Certificates. Certificates for the shares of stock of the corporation shall be in such form as is consistent with the Articles of Incorporation and applicable law. Every holder of stock in the corporation shall be entitled to have a certificate signed by or in the name of the corporation by the Chairman of the Board of Directors, or the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. Each certificate shall state upon the face or back thereof, in full or in summary, all of the powers, designations, preferences, and rights, and the limitations or restrictions of the shares authorized to be issued or shall, except as otherwise required by law, set forth on the face or back a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section or otherwise required by law or with respect to this section a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

Section 35. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 36. Transfers.

(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the General Corporation Law of Nevada.

Section 37. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is filed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 38. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 39. Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 34), may be signed by the Chairman of the Board of Directors, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 40. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

Section 41. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 42. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 43. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) **Directors Officers.** The corporation shall indemnify its directors and officers to the fullest extent not prohibited by the Nevada General Corporation Law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Nevada General Corporation Law or (iv) such indemnification is required to be made under subsection (d).

(b) **Employees and Other Agents.** The corporation shall have power to indemnify its employees and other agents as set forth in the Nevada General Corporation Law.

(c) **Expense.** The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said mounts if it should be determined ultimately that such person is not entitled to be indemnified under this Bylaw or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) **Enforcement.** Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or officer. Any right to indemnification or advances granted by this Bylaw to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standard of conduct that make it permissible under the Nevada General Corporation Law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed in the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Nevada General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this Article XI or otherwise shall be on the corporation.

(e) **Non-Exclusivity of Rights.** The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Nevada General Corporation Law.

(f) **Survival of Rights.** The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) **Insurance.** To the fullest extent permitted by the Nevada General Corporation Law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(h) **Amendments.** Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) **Saving Clause.** If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

(j) **Certain Definitions.** For the purposes of this Bylaw, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(iii) The term the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(v) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Bylaw.

ARTICLE XII

NOTICES

Section 44. Notices.

(a) **Notice to Stockholders.** Whenever, under any provisions of these Bylaws, notice is required to be given to any stockholder, it shall be given in writing, timely and duly deposited in the United States mail, postage prepaid, and addressed to his last known post office address as shown by the stock record of the corporation or its transfer agent.

(b) **Notice to directors.** Any notice required to be given to any director may be given by the method stated in subsection (a), or by facsimile, telex or telegram, except that such notice other than one which is delivered personally shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) **Affidavit of Mailing.** An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) **Time Notices Deemed Given.** All notices given by mail, as above provided, shall be deemed to have been given as at the time of mailing, and all notices given by facsimile, telex or telegram shall be deemed to have been given as of the sending time recorded at time of transmission.

(e) **Methods of Notice.** It shall not be necessary that the same method of giving notice be employed in respect of all directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(f) **Failure to Receive Notice.** The period or limitation of time within which any stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent him in the manner above provided, shall not be affected or extended in any manner by the failure of such stockholder or such director to receive such notice.

(g) **Notice to Person with Whom Communication Is Unlawful.** Whenever notice is required to be given, under any provision of law or of the Articles of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be require and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the Nevada General Corporation Law, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(h) **Notice to Person with Undeliverable Address.** Whenever notice is required to be given, under any provision of law or the Articles of Incorporation or Bylaws of the corporation, to any stockholder to whom (i) notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to such person during the period between such two consecutive annual meetings, or (ii) all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a twelve-month period, have been mailed addressed to such person at his address as shown on the records of the corporation and have been returned undeliverable, the giving of such notice to such person shall not be required. Any action or meeting which shall be taken or held without notice to such person shall have the same force and effect as if such notice had been duly given. If any such person shall deliver to the corporation a written notice setting forth his then current address, the requirement that notice be given to such person shall be reinstated. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the Nevada General Corporation Law, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to this paragraph.

ARTICLE XIII

AMENDMENTS

Section 45. Amendments.

The Board of Directors shall have the power to adopt, amend, or repeal Bylaws as set forth in the Articles of Incorporation.

ARTICLE XIV

LOANS TO OFFICERS

Section 46. Loans to Officers. The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ARTICLE XV

RESTRICTIONS ON SHARE TRANSFER

Section 47. Restrictions on Share Transfer. The Company will be governed by each of the following restrictions:

(A) No shares may be transferred except with the prior approval of the directors, who may in their absolute discretion refuse to register the transfer of any shares, such approval to be evidenced by a resolution of the directors;

(B) There shall not be any invitation to the public to subscribe for any shares or debt obligations of the Company.

(C) The number of shareholders of the Company exclusive of:

(1) persons who are in the employment of the Company or of an affiliate of the Company;

(2) persons who, having formerly been in the employment of the Company or an affiliate of the Company, were, while in that employment, shareholders of the Company and have continued to be shareholders of the Company after termination of that employment,

is limited to not more than 50 persons, two or more persons who are joint registered owners of one or more shares being counted as one shareholder.

Declared as the By-Laws of Norvanco Inc. as of the 12th day of December, 2001.

Signature of Officer: 

Name of Officer: **DAVID O. HILL**

Position of Officer: SECRETARY, TREASURER & DIRECTOR

WRITTEN CONSENT TO ACTION WITHOUT MEETING OF THE DIRECTORS OF

NORVANCO INC.

A NEVADA CORPORATION

The undersigned, being all the Directors of Norvanco Inc., a Nevada corporation, pursuant to the by-laws of the Corporation, hereby consent to the following actions, without a meeting, and waive all notice or other meeting requirements.

RESOLVED THAT:

1. <u>Incorporation</u>

A certified copy of the Articles of Incorporation of the Corporation filed in the office of the Secretary of State of Nevada on the 11th day of December, 2001 be filed in the minute book of the Corporation.

2. <u>Bylaws</u>

The Bylaws attached to this resolution be approved and declared to be the Bylaws of the Corporation, and a copy of the Bylaws be filed in the minute book of the Corporation.

3. <u>Appointment of New Officers</u>

RESOLVED, that the following persons be appointed as officers of the Corporation to hold office until the next annual general meeting of the Corporation or until removed in accordance with the By-laws of the Corporation:

Officer	**Office**
GORDON W. THOMPSON	President
DAVID O. HILL	Secretary and Treasurer

4. <u>Initial List</u>

The Corporation file with the Nevada Secretary of State the required Initial List of directors and officers.

Dated as of the 12th day of December, 2001.

The undersigned, being all the Directors of Norvanco Inc., waive the required notice of meeting and consent to all actions taken hereby.



GORDON W. THOMPSON



DAVID O. HILL

F:\Client Files\3800-3899\3807\99-Corp Records\DirRes.2001-12-12. Post Inc.doc

WILLIAM M. AUL
ATTORNEY AT LAW
7676 HAZARD CENTER DRIVE
SUITE 500
SAN DIEGO, CALIFORNIA 92108

TELEPHONE (619) 497-2555
FAX (619) 542-0555

Exhibit 5.1 & 23

December 18, 2010

Norvanco, Inc.
2255 Tamarisk Drive
Palm Springs, California 92262

RE: **Norvanco, Inc.; Form 1-A;**
Opinion & Consent

Gentlemen:

I have been retained by Norvanco, Inc., a Nevada corporation (the "Company") in connection with the Form 1-A (the "Registration Statement") on Form S-1, filed by the Company with the U.S. Securities and Exchange Commission relating to the Offering of 1,000,000 shares of the Company's Common Stock by the Company. You have requested that I render my opinion as to whether or not the securities proposed to be issued on terms set forth in the Registration Statement will be validly issued, fully paid and non-assessable. In connection with the request, I have examined the following:

1. The Company's Articles of Incorporation as filed with the Nevada Secretary of State;
2. The Registration Statement; and
3. The Company's Board resolutions and minutes.

I have examined such other records and documents and have made such other examinations as I have deemed relevant.

Based on the above examination, I am of the opinion that the 1,000,000 shares of the Company's Common Stock to be issued pursuant to the Registration Statement are validly authorized and, when issued in accordance with the terms set forth in the Registration Statement, will be fully paid, and non-assessable under the corporate laws of the State of Nevada and all applicable Nevada statutory provisions and the reported judicial provisions interpreting these laws.

I consent to my name being used in the Registration Statement as having rendered the foregoing opinion and as having represented the Company in connection with the Registration Statement and I hereby consent to the filing of the opinion as an exhibit to the Registration Statement and I hereby give my consent to the opinion being filed as an exhibit to the registration statement.

Sincerely,



William M. Au

WMA: mds
cc: file



SHOWSTAR.com

January 25, 2000

To Whom It May Concern:

Showstar Productions Inc., a former operating subsidiary of Showstar Online.com, Inc. hereby releases any and all interests in the projects called TV 55 and MsAuNatural. Showstar further assigns any interest it may have in these projects to Gordon W. Thompson.

Gordon W. Thompson agrees to accept full responsibility for any and all liabilities and obligations that may have arisen during the development and initiation of these projects. Further by his signature below, Mr. Thompson hereby absolves Showstar Online.com, Inc. and all its subsidiaries (both past and present) of any and all liabilities, obligations and commitments that may have been made on its behalf by Mr. Thompson or other members of Showstar Productions, Inc. relating to the above mentioned projects.

Agreed:



John Punzo
President/CEO
Showstar Online.com, Inc.

Agreed:



Gordon W. Thompson

10(b)

AGREEMENT

THIS AGREEMENT dated for reference the 15th day of April, 2002.

BETWEEN:

GORDON THOMPSON, Businessman
of 2255 Tamarisk Drive, Palm Springs, CA 92262

(the "Producer")

AND:

NORVANCO INC. a Nevada corporation, having
an office at 17 River Rock, 1027 Lynn Valley Rd.,
North Vancouver, BC, Canada, V7J 1Z6

(the "Corporation")

WHEREAS:

A. The Producer has conceived and developed a concept for an entertainment project to be known as the "Natural Follies" (the "Project"), as more particularly described in Schedule "A" hereto;

B. The Corporation wishes to acquire the Producer's interest in the Project and to develop, produce and exploit the Project;

C. The Corporation wishes to engage the services of the Producer as Producer and General Manager for the pre-production and production of a pilot exhibition and film (the "Pilot") embodying the concept.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants contained in this Agreement and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties have agreed and do hereby agree as follows:

1. At and for the consideration set out in paragraph 2 hereof the Producer herby assigns, sells and transfers to the Corporation all right, title and interest of the Producer in the Project including, without limiting the generality of the foregoing, any and all copyrights, trademarks or service marks in connection with the Project, any and all television rights, any and all video and digital rights and any and all rights to exploit the Project or the concept embodied in it.

2. The consideration for the acquisition of the Project shall be the payment by the Corporation to the Producer of the sum of $10,000 US.

3. The Producer agrees to serve as producer and general manger of the Project during the pre-production phase and through the completion of the Pilot and shall be paid, commencing May 1, 2002, a management fee for services rendered equal to $5,000 US per month during the pre-production phase and $10,000 per month once production of the pilot commences. For the purposes of this agreement, production of the pilot will be deemed to commence on the first day of the month in which the Corporation commences filming of the pilot.

4. The obligation of the Corporation to pay for management services by the Producer and the obligation of the Producer to provide such services shall terminate on the earlier of completion of post-production of the Pilot or such later date as the parties may mutually agree.

5. Notwithstanding any other provision of this agreement the Producer shall have the right to resign as producer and general manager at any time on 60 days notice to the Corporation and the Corporation shall have the right to terminate the Producer as producer and general manager on 12 months notice to the Producer.

6. The Producer warrants and represents that the concept for the Project is the sole and exclusive property of the Producer and that the production of the Pilot and exhibition sale and distribution of the Pilot or any other exhibition or reproduction embodying the concept of the Project shall in no way infringe or violate any trademark, patent, patent rights, trade names, copyrights, literary, artistic, dramatic or other property rights of any person, organization or corporation.

7. Any notice required or permitted to be given under this Agreement shall be in writing and may be given by delivering same or mailing same by registered mail or sending same by telegram, telex, telecopier or other similar form of communication to the following addresses:

The Producer:
2255 Tamarisk Drive
Palm Springs, CA 92262

Telephone: 760-320-2051
Facsimile: 760-327-5901

The Corporation:
17 River Rock, 1027 Lynn Valley Rd.
North Vancouver, BC, Canada, V7J 1Z6

Telephone: 604-990-4612
Facsimile: 604-990-4573

8. This Agreement constitutes the entire agreement between the parties, relating to the subject matter hereof and supersedes every previous agreement, communication, expectation, negotiation, representation or understanding, whether oral or written, express or implied, statutory or otherwise.

9. This Agreement shall be construed in accordance with, and governed by, the laws of the State of Nevada.

10. The Parties shall execute such further documents and do such further things as may be necessary to give full effect to the provisions of this Agreement and the intent embodied herein.

11. Time shall be of the essence of this Agreement and all provisions hereof.

12. The Producer confirms that Cane & Company has prepared this agreement acting as legal counsel for the Corporation only, that neither Cane & Company nor its affiliate O'Neill & Company have acted for the Producer and that the Producer has been advised to seek independent legal advice.

13. This Agreement may be executed in several parts in the same form and such parts as so executed shall together constitute one original agreement, and such parts, if more than one, shall be read together and construed as if all the signing parties hereto had executed one copy of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

SIGNED, SEALED AND DELIVERED BY GORDON THOMPSON
in the presence of:



Signature

Bryan Henning
Name

202 60 Richmond St.
Address

New Westminster, BC
V3L 5R7



GORDON THOMPSON

NORVANCO INC.
By its authorized signatory:



DAVID O. HILL, Secretary

F:\Client Files\4200-4299\4252\04-Acq of Ent Ppties\Agt w_Thompson.Final.doc

SCHEDULE “A”

Natural Follies is a beauty pageant concept including some nudity, bikini contest, body painting, comedy and music. Included in the concept is some form of audience voting participation in both live exhibition and broadcast. The concept includes an initial pageant in the United States and licensing of the pageant for other countries, live broadcast through cable, pay per view and direct TV networks, internet broadcast and video DVD production.

10(c)

GORDON THOMPSON
Au Natural Productions, Inc.
#49 2626 Granville Street
Vancouver, British Columbia V6H 3H8
Telephone: (604) 904-5770
Fax: (604) 904-5771

Marc Berman Entertainment
15753 Kenneth Place
Santa Clarita, CA 91351
Tel: (661) 252-8111
Fax: (661) 251-3040

Date: November 9, 1999

RE: *Miss Au Natural Pageant and related exploitations*

Dear Marc:

The following will serve as a Memorandum of Understanding between us with regard to the currently anticipated production of the "Miss Au Natural Pageant" (the "Project"), including certain exploitations thereof. The Project is anticipated to consist, in part, of a beauty pageant in which female contestants appear and model without clothing, to be produced by Au Natural Productions, Inc. (the "Producer").

1. This Memorandum is not intended to create a partnership or joint venture between us. Furthermore, this Memorandum is not intended, by any means, to create a comprehensive definition of the duties and obligations of either of us. The intent of this Memorandum is to Memorialize certain aspects of the Project, with the understanding that additional and further details will be negotiated, in good faith, between us at a later date. However, this Memorandum is intended to outline certain duties and obligations of the parties hereto as a prerequisite, though not necessarily as conditions precedent, to the undertaking of the Project.

2. Berman hereby assigns, sells, sets over and transfers all rights, of every kind and nature whatsoever, that Berman holds in and to the name "Miss Au Natural", if any, and in and to the concept underlying the Project, to the Producer. Such assignment shall include, but shall not be limited to, any and all copyrights, trademarks and/or service marks in connection therewith. Such rights shall further include any and all television rights, whether such rights be free, network, satellite,.cable, pay-per-view or otherwise, any and all video and digital rights, whether such rights be exercisable by means of video cassette, video disc, CD Rom or other digital medium, or in any manner, form or venue whether now known or hereafter created, invented, devised or discovered. All rights granted by Berman hereunder shall be deemed granted in perpetuity and throughout the entire universe.

3. As consideration for the obligations and duties hereunder, including the above assignment of rights, the Producer agrees to pay to Berman, and Berman agrees to accept, a sum

equal to Twenty Thousand ($20,000.00) Dollars, such sum is intended to be payable as follows:

a) The sum of Five Thousand ($5,000.00) payable on November 1, 1999, or upon the execution hereof, whichever shall later occur, and

b) The sum of Five Thousand ($5,000.00) Dollars payable upon the execution hereof, and

c) The sum of One Thousand ($1,000.00) Dollars payable on November 15, 1999 or upon the execution hereof, whichever shall first occur; and

d) The sum of Nine Thousand ($9,000.00) Dollars payable within seven (7) business days from and after the date of the execution hereof.

4. Berman agrees to guarantee to provide a suitable venue for the Project and will make arrangements for the production of the Project to take place at the Tropicana Hotel in Las Vegas, Nevada or a comparable resort property to be approved by the Producer (the "Hotel"), prior to the expiration of the year 2000. It shall be valid grounds, among other reasons, for Producer's denial of approval that said comparable resort property provides a lesser seating capacity than that of the Tropicana Hotel or that the Hotel venue does not provide adequate room and meal package. Berman agrees to use his best efforts to insure that the terms and conditions of the agreement between the Producer and the Tropicana Hotel shall include the following at no charge to the Producer:

a. A minimum of twenty (20) complimentary rooms to be provided by the Hotel for the purposes of housing staff, contestants, crew and other personnel involved in the Project, such accommodations to be provided for a minimum of four (4) days and nights, and

b. A meal allowance of at least Twenty-Five ($25.00) Dollars per day, or two (2) meal ticket passes to the Hotel's buffet or coffee shop, for each room provided by the Hotel, and

c. Use of one of the Hotel's restaurants as a venue for the video-taping, or filming, of the Project's "wrap" party, based upon availability; and

d. Use of the Hotel showroom, as the venue for the Project.

5. Berman also agrees to use his best efforts in the provision of the following services in connection with future exploitations of the Project:

a. A letter of commitment from the ShowTime television network, evidencing ShowTime's intent to air the Project; a detailing of ShowTime's requirements in connection with the Project and an estimated budget allowance for the Project;

b. A description of ShowTime's requirements with regard to promotional and marketing materials, such materials to be prepared by Berman, or his designee, with the understanding that the final approval of the identity of such designee shall remain with the Producer, the costs of such materials shall be absorbed by Producer up to a maximum amount of Five Thousand ($5,000.00) Dollars; and

c. A complete detailing of the pre-requisites and requirements of Pay-Per-View exploitations of the Project, and of Viewer's Choice, including, but not limited to, any required marketing plans or publicity materials.

6. To the extent that such is within the dominion and control of the Producer, Berman shall be granted the exclusive option to function as the agent for the booking of all professional talent, excluding the contestants, in connection with the Project, the identities of such talent to be subject to the Producer's final approval. In return for Berman's services to be rendered in connection herewith, the Producer agrees to pay to Berman, and Berman agrees to accept, a sum equal to Ten (10%) Percent of the so-called "booking fees" paid to secure the appearance and participation of such talent, such fee to be deemed a commission.

7. Berman's assignment of rights, as aforesaid, shall be deemed to be an assignment for a period of One (1) Year, from and after the date of the execution hereof. Such assignment shall be renewable at the sole and exclusive option of Producer, on an annual basis, upon payment to Berman of the sum of Ten Thousand ($10,000.00) Dollars for each year that producer intends to so renew. By means of explanation, a renewal of such assignment shall be deemed to be for the purposes of producing the subject year's Project (ie: the annual pageant), and the exploitations thereof. The failure to so renew, during any subsequent year shall not affect, in any form or manner, Producer's rights to continue exploitations, of whatever kind or nature whatsoever, of pageants produced in previous years as such exploitation rights are deemed to have been granted in perpetuity.

8. In further consideration of the rights granted hereby, Producers agree to pay to Berman, and Berman agrees to accept, a royalty, payable on an annual basis, equal to Five (5%) Percent of all gross income, the exact definition of "gross income" to be negotiated in good faith at a later time, generated by Producer as a result of sales and exploitations of the Project in the television market, whether such sales be to free, network, satellite,.cable, pay-per-view or otherwise, and of any and all video and digital distributions and exploitations, whether such distributions and exploitations be exercisable by means of video cassette, video disc, CD Rom or other digital medium and a royalty equal to Five (5%) Percent of all gross income generated by the sale of Commercial Use Products and merchandising with regard to the Project such as, by way of description only, posters, clothing and wearing apparel, mugs and glassware and novelty

items. However, notwithstanding anything to the contrary contained herein, Berman shall be entitled to no royalty in connection with exploitations of the Project via the Internet or the so-called "World Wide Web" or any similar media or venue.

If the above meets with your understanding, please so signify by your signature below:

ACCEPTED, ACKNOWLEDGED AND AGREED:

Marc Berman Entertainment



By:________________________

Marc Berman, President

Au Natural Productions, Inc.



By:________________________

Gordon Thompson, President



____

Marc Berman, an individual

NORVANCO, INC.
A NEVADA CORPORATION

SUBSCRIPTION AGREEMENT

REGULATION A OFFERING

Date: ___________________

Dear Sir:

1. The undersigned hereby acknowledges receipt of the following information on Norvanco, Inc., a Nevada corporation (the "Company"):

   a) Copy of the Company's Form 1-A Offering Circular, Amendment No. 3, dated ______2010,
   b) Copy of the Company's Unaudited Financial Statements for the Year Ending December 31, 2009 and December 31, 2008; and
   c) Copy of the Company's June 30, 2010 Unaudited Financial Statements.

2. The undersigned hereby tenders this Investment Agreement for the purchase shares of the Company's Common Stock (par value $0.001) (the "Securities") in such amount as set forth on the signature page of this Investment Agreement.

3. The undersigned hereby represents and warrants to the Company as follows:

a.) The Subscriber understands that the representations contained herein are made for the purpose of satisfying the Company that the Subscriber is an Accredited Investor. **THE SUBSCRIBER HEREBY REPRESENTS THAT THE STATEMENT OR STATEMENTS MADE HEREIN ARE TRUE AND CORRECT IN ALL RESPECTS. THE SUBSCRIBER UNDERSTANDS THAT A FALSE REPRESENTATION MAY CONSTITUTE A VIOLATION OF LAW AND THAT ANY PERSON WHO SUFFERS DAMAGE AS A RESULT OF A FALSE REPRESENTATION MAY HAVE A CLAIM AGAINST THE SUBSCRIBER FOR DAMAGES.**

b.) In connection with this Subscription Agreement, the Subscriber has been advised and understands that immediately prior to the offer and purchase of the Securities pursuant to this Agreement:

(i) The Subscriber had such knowledge and experience in financial and business matters that the subscriber was capable of evaluating the merits and risks of the prospective investment; and

(ii) The Subscriber was able to bear the economic risk of the investment; and

(iii) **The Subscriber is an Accredited Investor as that term is defined under Regulation D, Rule 501(a). Under Regulation D, an individual Accredited Investor must meet the following criteria**:

(1) The Subscriber is a natural person and had an individual income in excess of $200,000 or joint income with that person's spouse in excess of $300,000 in each of the two most recent years and who reasonably expects reaching the same level of income in the current year; and/or

(2) The Subscriber is a natural person is a natural person and his/her net worth as of a current date (i.e., the excess of total assets over total liabilities), inclusive of home, home furnishings, and automobiles, either individually or jointly with his/her spouse, exceeds $1,000,000.

c) The Subscriber has read and understands the Risk Factors set forth in the Form 1-A Offering Circular and understands the meaning and legal consequences of the representations and warranties made by him or her in this Investment Agreement.

d) It has consulted with such legal, tax, and other counsel, each of whom it has found necessary to consult concerning this transaction, and such consultation has included an examination of applicable documents and an analysis of all tax, financial, corporate, and securities law aspects. The Subscriber, its counsel, its advisors, and such other persons with whom it found it necessary to consult, have sufficient knowledge and experience in such matters to evaluate the information and the risks of the investment and to make an informed investment decision with respect thereto.

e) With respect to the tax aspects of his investment, the Subscriber is relying solely upon the advice of its own personal tax advisors and upon its own knowledge with respect thereto. The Subscriber is aware that any Federal Income Tax benefits which may be available to him may be lost through adoption of new laws or regulations, amendments to existing laws and regulations, or changes in the interpretation of existing laws and regulations.

f) The Subscriber understands and is aware that the Securities are being offered pursuant to the exemption provided by Regulation A of the 1933 Act and there has been no record of any liquid trading market for the Securities and there can be no assurance that any liquid trading market will ever develop. The Subscriber is also aware and understands that such exemption is dependent upon the accuracy of the statements made by it herein.

g) The Subscriber is fully aware of the absence of any liquid trading market for the Securities, and the Subscriber will likely bear economic risk of his investment in the Company for an indefinite period of time because of the absence of a liquid trading market.

h) The Subscriber is aware that the Securities are speculative investments involving an **EXTREMELY HIGH LEVEL OF RISK** and that no liquid trading market exists and there can be no assurance that any liquid trading market will ever develop or if it does develop, that it can be maintained at any reasonable level.

i) No representations or warranties have been made to Subscriber other than those contained herein, and Subscriber has not relied upon any other representation or warranty.

j) The authorized signatory executing this Agreement is over the age of 21, and he, either alone or together with his offeree representative (if any), has business and investment experience and knowledge sufficient to enable him to evaluate the hazards and merits of making this investment.

k) The foregoing representations and warranties are true and accurate as of the date hereof and will be true and correct as of the date of his purchase of the Securities. All representations and warranties made in this Agreement shall survive Investor's purchase of the Securities and any execution of this Agreement.

4. Subscriber acknowledges and represents that it has received and reviewed the Form 1-A Offering Circular as attached to this Subscription Agreement.

a) Subscriber understands the risks and uncertainties concerning the Company as set forth in the Form 1-A Offering Circular.

b) Subscriber acknowledges that, except as set forth herein, no representations or warranties have been made to it or to its advisors by the Company or by any person acting on behalf of the Company, the financial condition of the Company, the deductibility of any item for tax purposes, and/or the economic, tax, or any other aspects or consequences of a purchase of a share and/or investment in the Company, and Subscriber has not relied upon any information concerning the offering, written or oral, other than as contained herein.

5. The undersigned understands that the Securities of the Company are being purchased for the undersigned's own account for investment. The undersigned represents that it has adequate means of providing for his current needs and possible personal contingencies and that he has no need for liquidity of this investment.

6. The provisions of this Agreement shall be deemed to obligate, extend to and inure to the benefit of the successors, assigns, transferees, grantees, and indemnitees of both parties to this Agreement.

7. Wherever the context so requires: the singular number shall include the plural; the plural shall include the singular; and the masculine gender shall include the feminine and neuter genders.

8. This Agreement, after full execution, acknowledgment and delivery, memorializes and constitutes the entire agreement and understanding between the parties and supersedes and replaces all prior negotiations and agreements of the parties, whether written or unwritten. Each of the parties to this Agreement acknowledges that no other party, nor any agent or attorney of any other party has made any promises, representations, or warranty whatsoever, express or implied, which is not expressly contained in this Agreement; and each party further acknowledges that he or it has not executed this Agreement in reliance upon any belief as to any fact not expressly recited hereinabove. No amendment or waiver of any provision, term, or condition of this Agreement shall be effective unless the same is executed by the party against whom enforcement is sought.

9. This Agreement may be executed in any number of counterparts.

10. **ARBITRATION. Any dispute or claim arising to or in any way related to this Agreement shall be settled by arbitration in San Diego, California and this Agreement and the interpretation of this Agreement shall be governed by Nevada law.** All arbitration shall be conducted in accordance with the rules and regulations of the American Arbitration Association ("AAA"). AAA shall designate an arbitrator from an approved list of arbitrators following both parties' review and deletion of those arbitrators on the approved list having a conflict of interest with either party. Each party shall pay its own expenses associated with such arbitration. A demand for arbitration shall be made within a reasonable time after the claim, dispute or other matter has arisen and in no event shall such demand be made after the date when institution of legal or equitable proceedings based on such claim, dispute or other matter in question would be barred by the applicable statutes of limitations. The decision of the arbitrators shall be rendered within 60 days of submission of any claim or dispute, shall be in writing and mailed to all the parties included in the arbitration. **The decision of the arbitrator shall be binding upon the parties and judgment in accordance with that decision may be entered in any court having jurisdiction thereof.**

IN WITNESS WHEREOF, I have executed this Subscription Agreement this _____ day of __________, 2010.

Number of Securities Acquired: ____________________________

Name (please print):____

Signature: ____

ACCEPTED:

______________________________ Date: ____________________

NORVANCO, INC.
A NEVADA CORPORATION

ATTACHMENT TO SUBSCRIPTION AGREEMENT

REGULATION A OFFERING

Date:____________________

Provide Name(s) exactly as you wish your interest in the Company to be registered:

____
(print clearly)

____

Provide Full Address:

____

1. If Not in Your Name, Provide Manner of Ownership
   (Joint Tenancy, Tenants in Common, etc.):

____

2. Tax Identification Number of Subscriber:

____